     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997

                                                       REGISTRATION NO.
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT

                                     UNDER
                          THE SECURITIES ACT OF 1933

                            LESLIE'S POOLMART, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

           DELAWARE                         5999                        95-4620298
 (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZA-   CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)
             TION)

                             20630 PLUMMER STREET
                         CHATSWORTH, CALIFORNIA 91311
                                (818) 701-3813
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              BRIAN P. MCDERMOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            LESLIE'S POOLMART, INC.
                             20630 PLUMMER STREET
                         CHATSWORTH, CALIFORNIA 91311
                                (818) 701-3813
         (NAME AND ADDRESS, INCLUDING ZIP CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

           CYNTHIA G. WATTS, ESQ.         JENNIFER BELLAH, ESQ.
           LESLIE'S POOLMART, INC.       GIBSON, DUNN & CRUTCHER
            20630 PLUMMER STREET         333 SOUTH GRAND AVENUE
        CHATSWORTH, CALIFORNIA 91311  LOS ANGELES, CALIFORNIA 90071
               (818) 993-4212                (213) 229-7986

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

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
                                                     PROPOSED
                                                     MAXIMUM        PROPOSED
                                                    AGGREGATE       MAXIMUM       AMOUNT OF
            TITLE OF                AMOUNT TO BE      PRICE        AGGREGATE     REGISTRATION
   SECURITIES TO BE REGISTERED       REGISTERED      PER UNIT    OFFERING PRICE      FEE
---------------------------------------------------------------------------------------------
10 3/8% Senior Notes due 2004...    $90,000,000        100%       $90,000,000      $27,273

-------------------------------------------------------------------------------
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  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED JUNE 27, 1997

PRELIMINARY PROSPECTUS

                                     LOGO
                                  $90,000,000

                            LESLIE'S POOLMART, INC.

                               OFFER TO EXCHANGE
                         10 3/8% SENIOR NOTES DUE 2004
                          FOR ANY AND ALL OUTSTANDING
                         10 3/8% SENIOR NOTES DUE 2004
                                ---------------
  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                            1997, UNLESS EXTENDED.

  Leslie's Poolmart, Inc. a Delaware corporation (successor to Leslie's Poolmart, a California Corporation, "Leslie's" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its outstanding 10 3/8% Senior Notes due 2004 (the "Old Notes"), of which an aggregate of $90 million principal amount is outstanding as of the date hereof, for an equal amount of newly issued 10 3/8% Senior Notes due 2004 (the "New Notes").

  Interest on the Notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 1998, at the rate of 10 3/8% per annum. The Notes will be redeemable, in whole or in part, at the option of the Company on or after July 15, 2001, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to July 15, 2000, the Company may redeem up to $25.0 million of aggregate principal amount of the Notes with the net cash proceeds from one or more Public Equity Offerings (as defined) by the Company at a redemption price of 110.375% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $65.0 million of aggregate principal amount of the Notes remains outstanding after any such redemption.

  The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment to all other senior indebtedness of the Company and senior to all subordinated indebtedness of the Company. The Notes will effectively be subordinated to any secured indebtedness of the Company, including the Bank Facility (as defined) of the Company. At March 29, 1997, after giving effect to the Merger, the Offering, certain other financing transactions and the application of the proceeds therefrom as set forth herein (collectively, the "Transactions"), the Company would have had approximately $97.7 million of senior indebtedness outstanding.

  In the event of a Change of Control, the Company will be required to make an offer to repurchase all outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

                                              (Continued on the following page)

  SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING THEIR OLD NOTES IN THE EXCHANGE OFFER.

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           BT SECURITIES CORPORATION
                                ---------------

                  The date of this Prospectus is       , 1997

(Continued from the previous page)

  The New Notes are being offered hereby in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated June 11, 1997, among the Company and BT Securities Corporation ("BT") (the "Registration Rights Agreement"). The form and terms of the New Notes will be the same as those of the Old Notes except that the New Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Old Notes. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of an indenture (the "Indenture"), dated as of June 11, 1997, by and between the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The Indenture provides for the issuance of both the Old Notes and the New Notes. The Old Notes and the New Notes are referred to herein collectively as the "Notes" and holders of the Notes are sometimes referred to herein as the "Holders."

  The Company will not receive any proceeds from the Exchange Offer. The Company will pay all expenses incident to the Exchange Offer (which shall not include the expenses of any Holder in connection with resales of the New Notes). The Company will accept for exchange any and all validly tendered Old
Notes on or prior to 5:00 p.m. New York City time, on                , 1997
(such date and time, if and as extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. Old Notes may be tendered only in integral multiples of $1,000. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly cause the return of all previously tendered Old Notes.

  Based on interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the "Commission"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the Company (within the meaning of Rule 405 under the Securities Act)), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. This Prospectus has been prepared for use in connection with the Exchange Offer and may be used by BT Securities Corporation in connection with offers and sales related to market-making transactions in the Notes. BT may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. The Letter of Transmittal states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Prior to this Exchange Offer, there has been no public market for the Notes. The Company does not intend to list the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Notes will develop. To the extent that a market for the Notes does develop, there can be no assurance as to the liquidity of such market, the ability of holders of the Notes to sell their Notes or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Such conditions may cause the Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors--Absence of Public Market for the Notes."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this Offering Memorandum. Unless otherwise referred to herein or the context otherwise requires, references to "Leslie's" or "the Company" shall mean Leslie's Poolmart, Inc., its predecessors by merger, Poolmart USA, Inc., a Delaware corporation ("Poolmart") and Leslie's Poolmart, a California corporation ("Leslie's California"), and the predecessor of Leslie's California. Unless otherwise indicated, all references to fiscal years commencing on or after January 1995 in this Offering Memorandum are to fiscal years ending on the Saturday closest to December 31 and all references to fiscal years commencing prior to January 1995 in this Offering Memorandum are to fiscal years ending on December 31. The information in this Prospectus gives effect to the consummation of the Transactions.

  The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Prospectus (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements relating to plans for future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to domestic economic conditions, seasonal and weather fluctuations, expansion and other activities of competitors, changes in federal or state environmental laws and the administration of such laws and the general condition of the economy and its effect on the securities markets.

                                  THE COMPANY

  Leslie's is the leading national specialty retailer of swimming pool supplies and related products. These products primarily consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, and also include fun, safety and fitness-oriented recreational items. The Company currently markets its products under the trade name Leslie's Swimming Pool Supplies through 278 company-owned retail stores in 27 states and through mail order catalogs sent to selected pool owners nationwide. From 1992 to 1996, the Company increased its sales at a compound annual growth rate of 18.8%, from $96.3 million to $191.6 million. During the same period, EBITDA (FIFO basis) increased at a compound annual growth rate of 21.9%, from $6.8 million to $15.0 million. The Company's growth reflects a store count that increased from 1992 to 1996 at the rate of 16.0% annually and comparable store sales increases that averaged 10.1% annually during the same time frame.

  The Company provides its customers a comprehensive selection of high quality products, competitive every day low prices ("EDLP") and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance at convenient store locations. The EDLP offered by the Company are generally comparable to or better than those offered by any of its competitors, including mass merchandisers and home centers. The typical Leslie's store contains 4,000 square feet of space, is located either in a strip center or on a freestanding site in an area of heavy retail activity, and draws its customers primarily from a trade area with a radius of approximately three miles. The Company maintains a proprietary mailing list of more than
4.5 million addresses, including approximately 90% of the residential in-ground pools in the U.S. This highly focused list of target customers is central to the Company's direct mail marketing efforts, which support both its retail store and mail order operations. Management believes that the Leslie's name is one of the most recognized brands in pool supplies and represents an image of quality to consumers. In fiscal 1996, Leslie's brand name products accounted for approximately 60% of the Company's total sales.

  Leslie's successful execution of its business strategy has generated a 33-year history of consistently increasing sales. Management intends to continue increasing sales and profits by further expanding its store base at the rate of 12% to 15% annually and continuing to achieve positive comparable store sales increases. The Company attributes its strong historical results and its positive outlook for growth and profitability to the following factors:

  Leadership Position in a Highly Fragmented Market. Leslie's current store count of 278 locations is approximately equal to the sum of the next fifteen largest specialty retail competitors combined. However, despite its large relative size, Leslie's presently accounts for only approximately 5% of the estimated $3.7 billion annual pool and spa supply market. Since 1989, Leslie's has accelerated the pace of its new store openings and consequently has gained market share. Management believes that this growth has come primarily at the expense of independent local and regional pool supply retailers, which accounted for over two-thirds of industry sales in 1996.

  Attractive Store Economics. Leslie's results reflect extremely attractive store-level economics. The Company estimates that cash required to open each new store, including inventory net of trade payables, averages approximately $125,000. Based upon the Company's past experience, new stores generally break even in their first year of operation, pay back their initial investments after three years, and in their fifth year of operation, contribute approximately $181,000 of store operating profit, yielding a return on average initial cash investment of 145%. In 1996, the Company's mature stores (the 115 stores open for five years or longer) averaged approximately $900,000 of sales, generated approximately $200,000 of store operating profit per location and posted a comparable store sales increase of 5.8%.

  Growth Potential of Recently Opened Stores. Leslie's new stores have historically grown dramatically in sales and store operating profit during their first five years of operation. In 1996, the 142 stores opened since the end of 1992 averaged approximately $519,000 in sales and approximately $50,000 of store operating profit per location. Management expects these stores generally to follow the Company's historical pattern of maturation and believes that there exists a large potential for sales and store operating profit increases from these nonmature stores.

  Large Sales Volume of Non-Discretionary Products. The consistency of Leslie's sales growth and profitability is due in large part to the sale of non-discretionary and regularly consumed products such as pool chemicals, cleaning accessories, major pool equipment (pumps and heaters) and replacement parts. Pool owners must purchase such products to maintain their pools' water quality and physical appearance and, in the Company's experience, do so regardless of the economic environment. In fiscal 1996, non-discretionary and regularly consumed products comprised approximately 74% of the Company's sales, with pool chemicals representing approximately 44% of the Company's total sales.

  Proprietary Database of Pool Locations. Through ongoing research as well as the conduct of its retail and mail order business, Leslie's has developed a proprietary database of over 4.5 million addresses. The list includes approximately 90% of the residential in-ground pools in the U.S. This proprietary database allows Leslie's to execute cost-effective and highly targeted direct mail marketing. When combined with the Company's mail order sales results and computerized mapping capability, this database also gives Leslie's a sophisticated store site selection capability. Management believes that the scope and accuracy of its proprietary database is unique in the pool supply industry.

  Purchasing Power and Vertical Integration. Due to its size, Leslie's purchases more chemicals and other pool supplies than any other specialty retailer. In addition, Leslie's operates a repackaging facility which provides the Company with significant cost savings, greater control over product availability and quality, greater flexibility when sourcing products, and vital information when negotiating with third-party providers. Further, unlike most of its competitors, the Company does not rely upon third-party distribution, but has its own specialized and efficient distribution system. Management believes that these factors permit Leslie's to achieve a lower cost of goods than any of its competitors, including mass merchandisers and home centers.

  Superior Level of Customer Service. Leslie's believes that its superior level of customer service, including its comprehensive product selection, gives it a significant advantage over its competitors in winning the loyalty of customers. Due to the complicated nature of pool chemistry and pool equipment maintenance, and consistent with its philosophy of being a full service swimming pool supply retailer, Leslie's offers a high level of technical assistance to its customers. The Company has developed a comprehensive training program educating all store employees on the subjects of maintenance techniques, water chemistry and equipment testing and repair. As part of its regular customer service program the Company offers free detailed water testing, pamphlets on pool maintenance, and in-store equipment repairs, generally free of labor or bench charges.

  The Company's headquarters are at 20630 Plummer Street, Chatsworth, California 91311 and its telephone number is (818) 993-4212.

                          SUMMARY OF THE TRANSACTIONS

  On June 11, 1997, Leslie's consummated an Agreement and Plan of Merger (the "Merger Agreement") with Leslie's California and Poolmart pursuant to which Green Equity Investors L.P., the former sole stockholder of Poolmart ("GEI"), and a group of investors that includes certain members of the management and certain Leslie's California shareholders (the "HPA Group") agreed to the reorganization and recapitalization of Leslie's California through a two-step merger process. Pursuant to the Merger Agreement, Leslie's California reincorporated in Delaware and immediately thereafter Poolmart merged with and into Leslie's, with Leslie's as the surviving corporation. Each outstanding share of common stock of Leslie's, other than 359,505 shares which remained outstanding to the HPA Group (the "Continuing Shares"), was converted into the right to receive $14.50 in cash, and each share of common stock of Poolmart was converted into one share of Leslie's common stock. The holders of Leslie's common stock and stock options received approximately $94.7 million in merger consideration. Upon consummation of the Merger, GEI and the HPA Group own shares of Leslie's common stock that represent, respectively, 73.6% and 26.4% of the outstanding, non-diluted common stock of Leslie's. See "The Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

                               THE EXCHANGE OFFER

  The form and terms of the New Notes will be the same as those of the Old Notes except that the New Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Old Notes.

 The Exchange Offer...............  The Company is offering to exchange an aggregate of $90 million principal amount
                                    of New Notes for a like principal amount of
                                    Old Notes. The Old Notes may be exchanged
                                    only in multiples of $1,000 principal
                                    amount. The Company will issue the New
                                    Notes on or promptly after the Expiration
                                    Date. See "The Exchange Offer."
 Expiration Date..................  The Exchange Offer will expire at 5:00
                                    p.m., New York City time, on       , 1997
                                    unless extended in which case the term
                                    "Expiration Date" shall mean the latest
                                    date and time to which the Exchange Offer
                                    is extended.
 Conditions to the Exchange
  Offer...........................  The Exchange Offer is subject to certain conditions, which may be waived by the
                                    Company in whole or in part and from time
                                    to time in its discretion. See "The
                                    Exchange Offer--Certain Conditions to the
                                    Exchange Offer." The Exchange Offer is not
                                    conditioned upon any minimum aggregate
                                    principal amount of Old Notes being
                                    tendered for exchange.

 Procedures for Tendering Old
  Notes...........................  Each Holder desiring to accept the Exchange
                                    Offer must complete and sign the Letter of
                                    Transmittal, have the signature thereon
                                    guaranteed if required by the Letter of
                                    Transmittal, and mail or deliver the Letter
                                    of Transmittal, together with the Old Notes
                                    or a Notice of Guaranteed Delivery and any
                                    other required documents (such as evidence
                                    of authority to act satisfactory to the
                                    Company in its sole discretion, if the
                                    Letter of Transmittal is signed by someone
                                    acting in a fiduciary or representative
                                    capacity), to the Exchange Agent (as
                                    defined) at the address set forth herein
                                    prior to 5:00 p.m., New York City time, on
                                    the Expiration Date. Any beneficial owner
                                    of the Old Notes whose Old Notes are
                                    registered in the name of a nominee, such
                                    as a broker, dealer, commercial bank or
                                    trust company and who wishes to tender Old
                                    Notes in the Exchange Offer, should
                                    instruct such entity or person to promptly
                                    tender on such beneficial owner's behalf.
                                    See "The Exchange Offer--Procedures for
                                    Tendering Old Notes."
 Guaranteed Delivery Procedures...  Holders of Old Notes who wish to tender their Old Notes and (i) whose Old Notes are
                                    not immediately available or (ii) who
                                    cannot deliver their Old Notes or any other
                                    documents required by the Letter of
                                    Transmittal to the Exchange Agent prior to
                                    the Expiration Date (or complete the
                                    procedure for book-entry transfer on a
                                    timely basis), may tender their Old Notes
                                    according to the guaranteed delivery
                                    procedures set forth in the Letter of
                                    Transmittal. See "The Exchange Offer--
                                    Guaranteed Delivery Procedures."
                                    The Letter of Transmittal provides that
                                    each Holder of Old Notes (other than
                                    participating broker-dealers) will
                                    represent to the Company that, among other
                                    things, the New Notes acquired pursuant to
                                    the Exchange Offer are being obtained in
                                    the ordinary course of business of the
                                    person receiving such New Notes, that
                                    neither such Holder of Old Notes nor any
                                    such other person has an arrangement or
                                    understanding with any person to
                                    participate in the distribution of such New
                                    Notes and that neither the Holder nor any
                                    such person is an "affiliate" of the
                                    Company, as defined in Rule 405 under the
                                    Securities Act. Any tendered Old Notes not
                                    accepted for exchange for any reason will
                                    be returned promptly after the expiration
                                    or termination of the Exchange Offer. See
                                    "The Exchange Offer."
 Withdrawal Rights................  Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. See
                                    "The Exchange Offer--Withdrawal Rights."
 Acceptance of Old Notes and
  Delivery of New Notes...........  The Company will accept for exchange any and all Old Notes which are properly
                                    tendered in the Exchange Offer prior to the
                                    Expiration Date. The New Notes issued
                                    pursuant to the Exchange Offer will be
                                    delivered promptly following the Expiration
                                    Date. See "The Exchange Offer--Terms of the
                                    Exchange Offer."
 Resales of New Notes.............  Based on an interpretation by the staff of the Commission set forth in no-action
                                    letters issued to third parties, the
                                    Company believes that New Notes issued
                                    pursuant to the Exchange Offer in exchange
                                    for

                                       Old Notes may be offered for resale,
                                       resold and otherwise transferred by any
                                       Holder thereof (other than any such
                                       Holder which is an "affiliate" of the
                                       Company within the meaning of Rule 405
                                       under the Securities Act) without
                                       compliance with the registration and
                                       prospectus delivery provisions of the
                                       Securities Act, provided that such New
                                       Notes are acquired in the ordinary
                                       course of such Holder's business and
                                       that such Holder has no arrangement or
                                       understanding with any person to
                                       participate in the distribution of such
                                       New Notes, and provided, further, that
                                       each broker-dealer that receives New
                                       Notes for its own account in exchange
                                       for Old Notes must acknowledge that it
                                       will deliver a Prospectus in connection
                                       with any resale of such New Notes. See
                                       "Plan of Distribution." If a Holder of
                                       Old Notes does not exchange such Old
                                       Notes for New Notes pursuant to the
                                       Exchange Offer, such Old Notes will
                                       continue to be subject to the
                                       restrictions on transfer contained in
                                       the legend thereon. In general, the Old
                                       Notes may not be offered or sold, unless
                                       registered under the Securities Act,
                                       except pursuant to an exception from, or
                                       in a transaction not subject to, the
                                       Securities Act and applicable state
                                       securities laws. See "The Exchange
                                       Offer--Consequences of Failure to
                                       Exchange" and "Description of Senior
                                       Notes."
 Consequences of Failure to Exchange.. Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant
                                       to the Exchange Offer will continue to
                                       be subject to the restrictions on
                                       transfer of such Old Notes as set forth
                                       in the legend thereon. In general, Old
                                       Notes may not be offered or sold, except
                                       pursuant to a statement under the
                                       Securities Act or any exemption from
                                       registration thereunder and in
                                       compliance with applicable state
                                       securities laws. In the event the
                                       Company completes the Exchange Offer,
                                       holders of Old Notes will have no
                                       further rights to registration or
                                       liquidated damages pursuant to the
                                       Registration Rights Agreement.
 Certain Tax Considerations........... There will be no Federal income tax consequences to Holders exchanging Old
                                       Notes for New Notes pursuant to the
                                       Exchange Offer and a Holder will have
                                       the same adjusted basis and holding
                                       period in the New Notes as in the Old
                                       Notes immediately before the exchange.
 Registration Rights Agreement........ The Exchange Offer is intended to satisfy the registration rights of
                                       Holders of Old Notes under the
                                       Registration Rights Agreement, which
                                       rights terminate upon consummation of
                                       the Exchange Offer.
 Exchange Agent....................... U.S. Trust Company of California, N.A.
                                       is the Exchange Agent. The address and
                                       telephone number of the Exchange Agent
                                       are set forth in "The Exchange Offer--
                                       Exchange Agent."

                                   THE NOTES

Securities Offered..........
                             $90.0 million principal amount of 10 3/8% Senior Notes due 2004 (the "Notes").

Maturity.................... July 15, 2004.

Interest Payment Dates...... January 15 and July 15 of each year, commencing on January 15, 1998.

Optional Redemption......... Except as described below, the Company may not redeem the Notes prior to July 15, 2001. On or after such date, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to July 15, 2000, the Company may redeem up to $25.0 million aggregate principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings (as defined) by the Company at a redemption price equal to 110.375% of the amount redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least $65.0 million aggregate principal amount of the Notes remains outstanding immediately after any such redemption. See "Description of Notes--Optional Redemption Upon Public Equity Offerings."

Change of Control........... Upon the occurrence of a Change of Control, the
                             Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes--Change of Control."

Ranking..................... The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment to all other senior indebtedness of the Company and senior to all subordinated indebtedness of the Company. The Notes will effectively be subordinated to any secured indebtedness of the Company, including the Bank Facility. See "Description of Notes."

Certain Covenants........... The indenture under which the Notes will be issued (the "Indenture") will limit, among other things, (i) the incurrence of additional indebtedness by the Company or any of its subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of the Company and any of its subsidiaries, the redemption of certain subordinated obligations of the Company and the making of certain investments by the Company or any of its subsidiaries, (iii) the sale of material assets of the Company, (iv) the sale or issuance of certain restricted subsidiary stock, (v) the creation of liens on assets of the Company or any of its subsidiaries, (vi) the consolidation or merger of the Company and the transfer of all or substantially all of the Company's assets and (vii) transactions with affiliates. See "Description of Notes--Certain Covenants."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by Holders prior to tendering their Old Notes in the Exchange Offer.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following table sets forth summary historical financial and other data of Leslie's California for each of the five fiscal years in the period ended December 28, 1996 and as of and for the fiscal quarters ended March 30, 1996 and March 29, 1997, and certain unaudited pro forma financial and other data of the Company for the fiscal year ended December 28, 1996 and the fiscal quarter ended March 29, 1997. The pro forma income data assume that the Transactions occurred on December 31, 1995. The pro forma balance sheet data assume that the Transactions occurred on March 29, 1997. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions in fact occurred on the assumed dates or to project the Company's financial position or results of operations for any future date or period. For additional information, see the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Offering Memorandum. The following table should also be read in conjunction with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          YEARS ENDED                        THREE MONTHS ENDED
                          ------------------------------------------------   --------------------
                          DEC. 31,  DEC. 31,  DEC. 31,  DEC. 30,  DEC. 28,   MARCH 30,  MARCH 29,
                            1992      1993      1994      1995      1996       1996       1997
                          --------  --------  --------  --------  --------   ---------  ---------
                                     (DOLLARS IN THOUSANDS)
                                                                                 (UNAUDITED)
OPERATING DATA:
Net Sales...............  $96,337   $119,955  $141,553  $162,456  $191,640    $18,064    $23,816
Gross Profit............   39,017     48,289    55,469    60,399    72,760      4,258      5,562
EBITDA (FIFO basis)(1)..    6,779      8,612    11,476    10,472    14,960     (7,564)    (8,243)
Income (Loss) from
 Operations.............    4,330      6,350     9,569     6,691     9,400     (8,610)    (9,628)
Capital Expenditures....    3,343      5,532     7,394     9,550     8,807      2,393      4,739
Depreciation and
 Amortization...........    2,423      2,389     2,393     3,374     4,326      1,057      1,314
Comparable Store Sales
 Growth.................      2.4%      11.7%     12.9%      6.0%      9.9%       6.6%      20.8%
Stores Operated at
 Period-End.............      143        158       180       224       259        239        268

                                                                         THREE
                                                               YEAR     MONTHS
                                                              ENDED      ENDED
                                                             DEC. 28,  MARCH 29,
                                                               1996      1997
                                                             --------  ---------
PRO FORMA OPERATING DATA:
Net Sales................................................... $191,640   $23,816
EBITDA (FIFO basis)(1)......................................   14,888    (8,304)
Income (Loss) from Operations...............................    9,328    (9,689)
Cash Interest...............................................    9,858     2,470
Ratio of EBITDA (FIFO basis) to Cash Interest...............     1.51x      --

                                                              AS OF   PRO FORMA
                                                            MARCH 29, MARCH 29,
                                                              1997      1997
                                                            --------- ---------
                                                                (UNAUDITED)
BALANCE SHEET DATA:
Net Working Capital (excluding cash, short-term borrowings
 and current portions of long-term debt)..................  $ 26,825  $ 27,673
Total Assets..............................................   113,656   117,643
Total Debt................................................    38,117    97,733
Average Debt(2)...........................................    31,257    90,873
Preferred Stock...........................................       --     24,884
Stockholders' Equity (Deficit)............................    30,235   (49,790)

--------
(1) EBITDA (FIFO basis) represents income before interest expense, depreciation and amortization expense, LIFO inventory provision, gains and losses on disposition of fixed assets and the provision for income taxes. While EBITDA (FIFO basis) is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Represents the sum of the outstanding balances at the end of the most recent quarter plus each of the preceding three quarters divided by four.

                                 RISK FACTORS

  IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, HOLDERS OF THE OLD NOTES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS PRIOR TO TENDERING THEIR OLD NOTES IN THE EXCHANGE OFFER. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE HEREIN.


RESTRICTIONS UPON TRANSFER OF AND LIMITED TRADING MARKET FOR OLD NOTES

  The New Notes will be issued in exchange for Old Notes only after timely receipt by the Exchange Agent of tenders of such Old Notes. Therefore, holders of Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."

BLUE SKY RESTRICTIONS; COMPLIANCE WITH STATE SECURITIES LAWS

  In order to comply with the securities laws of certain jurisdictions, the New Notes may not be offered or resold by any Holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration of qualification is available and the requirements of such exemption have been satisfied. The Company does not currently intend to register or qualify the resale of the New Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.


SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

  After consummation of the Transactions, the Company is highly leveraged and has indebtedness that is substantial in relation to its stockholders' equity. As of March 29, 1997, on a pro forma basis after giving effect to the Transactions, the Company would have had an aggregate of $97.7 million of outstanding senior indebtedness for borrowed money, $28.0 million (liquidation preference) of outstanding Preferred Stock and ($49.8) million of stockholders' equity. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes, interest and principal on its other indebtedness and, beginning in 2002, cash dividends on the Preferred Stock, thereby reducing the funds available to the Company for other purposes; (iii) the agreements governing the Company's long-term indebtedness contain certain restrictive financial and operating covenants;
(iv) indebtedness under the Bank Facility will be at variable rates of interest, which will cause the Company to be vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the Bank Facility will be secured by substantially all of the assets of the Company and will become due prior to the time the principal on the Notes will become due;
(vi) the Company will be substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage;
(vii) the Company may be hindered
in its ability to adjust rapidly to changing market conditions; and (viii) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions, repeated years of unfavorable weather conditions or other adverse events in its business.

ASSET ENCUMBRANCE

  The Notes are unsecured and thus, in effect, will rank junior to any secured indebtedness of the Company. The indebtedness outstanding under the Bank Facility is secured by liens on substantially all of the personal property of the Company. The Bank Facility includes certain covenants that, among other things, restrict: (i) investments, including in fixed assets; (ii) incurrence of lease obligations; (iii) incurrence of additional indebtedness; (iv) granting liens, other than liens under the Bank Facility and certain permitted liens; (v) mergers or consolidations of the Company; (vi) changes in the nature of the Company's business; (vii) sales of all or a substantial part of the Company's business or property; (viii) making loans; (ix) payment of dividends or redemption of capital stock; and (x) guarantying the debts of other persons. The Bank Facility also requires the Company to maintain certain financial ratios, including net worth, interest coverage and leverage ratios. The ability of the Company to comply with these and other provisions of the Bank Facility may be affected by events beyond the Company's control. The breach of any of these covenants could result in a default under the Bank Facility, in which case, depending on the actions taken by the lenders thereunder or their successors in interest, such lenders would be entitled to elect to declare all amounts borrowed under the Bank Facility, together with accrued interest, to be due and payable. If the Company were unable to repay such borrowings, such lenders could proceed against their collateral. If the indebtedness under the Bank Facility were accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. See "Description of Notes."

FRAUDULENT CONVEYANCE

  If a court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or the Company as a debtor-in-possession, were to find under relevant federal and state fraudulent conveyance statutes that the Company did not receive fair consideration or reasonably equivalent value for incurring certain of the indebtedness, including the Notes, incurred by the Company in connection with the Transactions and that, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence or grant,
(iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court, subject to applicable statutes of limitation, could void the Company's obligations under the Notes, subordinate the Notes to obligations of the Company that do not otherwise constitute senior indebtedness or take other action detrimental to the holders of the Notes.

  The measure of insolvency for these purposes varies depending upon the laws of the jurisdiction being applied. Generally, however, a company is considered insolvent for these purposes if the sum of the company's debts is greater than all that company's property at a fair valuation or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the Notes, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes, to the claims of all existing and future creditors on similar grounds.

  There can be no assurance as to what standard a court would apply in order to determine whether the Company was "insolvent" upon consummation of the Transactions, or that, regardless of the method of valuation, a court would not determine that the Company was insolvent upon consummation of the Transactions.

  Additionally, under federal bankruptcy or applicable state insolvency law, if a bankruptcy or insolvency were initiated by or against the Company within 90 days after any payment by the Company with respect to the

Notes, or if the Company anticipated becoming insolvent at the time of such payment, all or a portion of the payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

CONTROL OF THE COMPANY

  After consummation of the Merger, GEI, through its ownership of 73.6% of the non-diluted shares of Leslie's common stock, together with Michael J. Fourticq and Brian P. McDermott, by virtue of contractual arrangements, have the power to elect a majority of the board of directors of the Company. Accordingly, GEI and such directors have the power to approve all amendments to Leslie's certificate of incorporation and bylaws and to effect fundamental corporate transactions such as mergers, asset sales and public offerings. In addition, Occidental has the ability to elect 20% of the board of directors pursuant to the Preferred Stock, and in certain events, will have the ability to elect additional directors, up to the entire board. Accordingly, in certain circumstances Occidental could have significant power to implement or prevent fundamental corporate transactions of the type referred to above.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon. However, the Bank Facility will prohibit the purchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the indebtedness under the Bank Facility is paid in full. The Company's failure to purchase the Notes would result in a default under the Indenture and the Bank Facility. The inability to pay the indebtedness under the Bank Facility, if accelerated, would also constitute a default under the Indenture, which could have adverse consequences to the Company and to the holders of the Notes. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Bank Facility and the Notes. See "Description of Notes--Change of Control."

PLANNED EXPANSION

  The Company's continued growth depends to a significant degree on its ability to open new stores in existing and new markets and to operate these stores on a profitable basis. To a lesser extent, the Company's continued growth depends on increasing comparable store sales. Leslie's opened 44 new stores in 1995 (net of store closings) and 35 net new stores in 1996. The Company has opened 19 net additional retail stores in 1997. The Company anticipates that it will open approximately 30 more stores by March 31, 1998. There can be no assurance that the Company will be able to open new stores in a timely manner; to hire, train and integrate employees; to continue locating and obtaining favorable store sites; and to adapt its distribution, management information and other operating systems to the extent necessary to grow in a successful and profitable manner. Further, there can be no assurance that the Company's new stores will achieve historical levels of sales or profitability. Additionally, the Company's expansion plans could be adversely affected by a significant downturn in the economy and resulting decrease in new home and swimming pool construction. The Company expects that its quarterly results of operations will fluctuate depending on the timing and the amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. See "Business--General" and "-- Business Strategy."

SEASONALITY AND WEATHER


  Leslie's business exhibits substantial seasonality which the Company believes is typical of the swimming pool supply industry. In general, sales and earnings are highest during the second and third quarters, which represent the peak months of swimming pool use. Typically, all of Leslie's operating income is generated in these two quarters which offsets the operating losses incurred in each of the other two quarters. Leslie's business is significantly affected by weather patterns. For example, unseasonably late warming trends can decrease the length of the pool season, and unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season may decrease swimming pool use, resulting in lower maintenance needs and, therefore, decreased sales by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations" and "Business-- Seasonality."

COMPETITION

  Most of Leslie's competition comes from local stores or regional chains which, unlike Leslie's, do not repackage products and which generally buy products in smaller quantities. The chain store competitors include a large franchise operator of approximately 110 retail outlets in the Florida market and a limited number of other retail chains of approximately 15 to 30 stores. Leslie's competes on selected principal products with large-volume mass merchants and home centers which offer a limited selection of pool supplies and equipment at competitive prices. Certain of these competitors have substantially greater resources than the Company. There are no proprietary technologies or other significant barriers to prevent other firms from entering the swimming pool supply retail market in the future.

CASUALTY LOSS AND CHEMICAL HANDLING

  Leslie's operates a chemical repackaging facility in Ontario, California and stores chemicals in its retail stores and in its distribution facilities in Ontario, California; Dallas, Texas; and Bridgeport, New Jersey. Since certain of the chemicals which Leslie's repackages and stores are flammable or combustible compounds, Leslie's must comply with various fire and safety ordinances. Leslie's maintains strict policies and procedures on chemical handling and on meeting fire and safety regulations, and has never incurred any material liability related to its handling of chemicals. However, a fire at one of its facilities could give rise to liability claims against the Company. In addition, if such an incident involves the repackaging or a distribution facility, the Company might be required temporarily to resort to alternate sources of supply which could increase the Company's cost of sales. The Company believes that such alternate sources would be readily available, and that any casualty loss or business interruption would be adequately covered by insurance. See "Business--Products," "--Distribution," and "-- Vertical Integration."

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its success will be largely dependent upon the abilities and experience of the senior management team of Leslie's. The loss of services of one or more of these senior executives could adversely affect the Company's results of operations. See "Management."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The Old Notes have not been registered under the Securities Act and are subject to significant restrictions on resale. The New Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Company has been advised by BT that it presently intends to make a market in the Notes. However, BT is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, such market-marking activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be limited during the Exchange Offer. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

                               THE TRANSACTIONS

  On June 11, 1997 Leslie's consummated the Merger Agreement with Leslie's California and Poolmart pursuant to which GEI and the HPA Group agreed to the reorganization and recapitalization of Leslie's California through a two-step merger process. Pursuant to the Merger Agreement, Leslie's California reincorporated in Delaware and immediately thereafter, Poolmart merged with and into Leslie's, with Leslie's as the surviving corporation. Each outstanding share of common stock of Leslie's, other than the Continuing Shares, was converted into the right to receive $14.50 in cash, and each share of common stock of Poolmart was converted into one share of Leslie's common stock. The holders of Leslie's common stock and stock options received approximately $94.7 million in cash merger consideration. Upon consummation of the Merger, GEI and the HPA Group acquired shares of Leslie's common stock that represent, respectively, 73.6% and 26.4% of the outstanding, non-diluted common stock of Leslie's. See "Description of Financing Transactions."

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Old Notes were sold by the Company on June 11, 1997 (the "Closing Date") to BT as Initial Purchaser (the "Initial Purchaser"). The Initial Purchaser subsequently placed the Old Notes with qualified institutional buyers and institutional accredited investors in transactions not requiring registration under the Securities Act or applicable state securities laws, including sales pursuant to Rule 144A and pursuant to Rule 506 under the Securities Act. As a condition to the sale of the Old Notes, the Company and the Initial Purchaser entered into the Registration Rights Agreement on the Closing Date. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the New Notes within 60 days after the Closing Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 150 days after the Closing Date, and
(iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, maintain the effectiveness of the Registration Statement for at least 30 days (or longer if required by applicable law) and deliver to the Exchange Agent New Notes in the same aggregate principal amount as the Old Notes that were properly tendered by holders thereof pursuant to the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. This description of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit. The Registration Statement, of which this Prospectus is a part, is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to the Expiration Date. As of the date of this Prospectus, $100 million aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about       , 1997 to all Holders of
Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "--Certain Conditions to the Exchange Offer" below. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. See "Risk Factors--Failure to Exchange Old Notes." However, Old Notes may be tendered only in integral multiples of $1,000.

  The New Notes will evidence the same debt as the Old Notes for which they are exchanged, and are entitled to the benefits of the Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof.

  Holders do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of Regulation 14E under the Exchange Act.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes from the Company.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, such unaccepted tenders of Old Notes will be returned, without expense to the Holder thereof, as promptly as practicable after the Expiration Date.

  Holders whose Old Notes are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the Holders will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such Holders to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "Risk Factors-- Restrictions Upon Transfer of and Limited Trading Market for Old Notes."

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses; Solicitation of Tenders."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on
      , 1997 unless the Company extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a release to the Dow Jones News Services prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Company reserves the right at its sole discretion (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) to terminate the Exchange Offer and not accept Old Notes not previously accepted if any of the conditions set forth below under "--Certain Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a Prospectus supplement that will be distributed to all Holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to Holders, if the Exchange Offer would otherwise expire during such five to ten business day period. During any extension of the Expiration Date, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company.

  The Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

  Interest accrues on the Notes at the rate of 10 3/8% per annum and will be payable in cash semiannually in arrears on each January 15 and July 15, commencing on January 15, 1998. No interest will be payable on the Old Notes on the date of the exchange for the New Notes and therefore no interest will be paid thereon to the Holders at such time.

PROCEDURES FOR TENDERING OLD NOTES

  The tender to the Company of Old Notes by a beneficial owner thereof as set forth below and the acceptance by the Company thereof will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and the Letter of Transmittal. All of the Old Notes are held of record by a nominee of The Depository Trust Company (the "Depositary").

  Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes into the Exchange Agent's account at the Depositary (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

  Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Old Notes, such Old Notes must be endorsed by the registered Holder with signature guaranteed by an Eligible Institution or accompanied by appropriate powers of attorney with signature guaranteed by an Eligible Institution, in either case signed exactly as the name or names of the registered Holder or Holders that appear on the Old Notes.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority so to act must be submitted with the Letter of Transmittal.

  By tendering, each Holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the Holder nor any such other person is engaged in or intends to participate in the distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the tendering Holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  DELIVERY OF DOCUMENTS TO THE DEPOSITARY OR THE COMPANY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, and if the Company has given oral or written notice thereof to the Exchange Agent.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of such book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Old Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

  If a registered Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to the Expiration
Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (ii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the sole judgment of the Company might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) above or, in the sole judgment of the Company, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which exceed those described herein, or would otherwise make it inadvisable to proceed with the Exchange Offer.

  If the Company determines in good faith that any of the conditions are not met, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to exchanging Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "-- Withdrawal Rights") or (iii) waive certain of such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn or revoked. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a Prospectus supplement that will be distributed to all Holders.

  Holders have certain rights and remedies against the Company under the Registration Rights Agreement, including liquidated damages of up to $.30 per week per $1,000 principal amount of Old Notes, should the Company fail to consummate the Exchange Offer within a certain period of time, notwithstanding a failure due to the occurrence of any of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

  The foregoing conditions are for the benefit of the Company and may be asserted by the Company in good faith regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

EXCHANGE AGENT

  U.S. Trust Company of California, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

      BY REGISTERED OR CERTIFIED MAIL; BY OVERNIGHT COURIER; OR BY HAND:
                    U.S. Trust Company of California, N.A.
                  c/o United States Trust Company of New York
                                 770 Broadway
                                  13th Floor
                              New York, NY 10003
                             Attention: Tony Nista

                         BY FACSIMILE: (212) 420-6155

  DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES; SOLICITATION OF TENDERS

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will
be paid by the Company and are estimated in the aggregate to be $       which
includes fees and expenses of the Exchange Agent and Trustee and accounting and legal fees.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted to the Exchange Agent, the amount of such transfer taxes will be billed directly to such tendering Holder.

  No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

ACCOUNTING TREATMENT

  The New Notes will be recorded by the Company at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The costs of the Exchange Offer will be expensed over the term of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in no action letters issued to third parties by the staff of the Commission, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement with any person to participate in the distribution of such New-Notes, and provided, further, that each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. See "Plan of Distribution." If any Holder (other than a broker-dealer described in the preceding sentence) has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. See "Risk Factors--Restrictions upon Transfer of and Limited Trading Market for Old Notes"; and "--Blue Sky Restrictions; Compliance with State Securities Laws".

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company at March 29, 1997, and as adjusted to give effect to the Transactions. This table should be read in conjunction with "The
Transactions," "Description of Financing Transactions" and "Unaudited Pro Forma Consolidated Financial Statements" appearing elsewhere in this Offering Memorandum.

                                                              MARCH 29, 1997
                                                          ----------------------
                                                          HISTORICAL AS ADJUSTED
                                                          ---------- -----------
                                                          (DOLLARS IN THOUSANDS)
Current debt:
  Current portion of long-term debt......................  $   131    $     80
                                                           =======    ========
Long-term debt:
  Bank credit facility and other.........................  $27,986    $  7,653
  Senior Notes...........................................      --       90,000
  Convertible Subordinated Debentures....................   10,000         --
                                                           -------    --------
    Total long-term debt:................................  $37,986    $ 97,653
                                                           -------    --------
Preferred Stock(a):......................................      --     $ 24,884
Stockholders' equity:
  Common stock, no par value(b)..........................  $32,646    $(46,872)
  Retained (deficit)(c)..................................   (2,411)     (2,918)
                                                           -------    --------
    Total stockholders' equity...........................   30,235     (49,790)
                                                           -------    --------
    Total capitalization.................................  $68,221    $ 72,747
                                                           =======    ========

--------
(a) As adjusted represents the value assigned to the Series A Preferred Stock net of $3.1 million assigned to 252,996 warrants expected to be issued with the Preferred Stock. The Series A Preferred Stock has a liquidation preference of $28.0 million. The Series A Preferred Stock is mandatorily redeemable at a liquidation value of $28.0 million in three equal installments starting 104 months after issue with full payment at 120 months.

(b) Represents the payment of merger consideration in respect of 6,192,061 shares of common stock of Leslie's and stock options for $94.7 million; the issuance of new stock for $15.6 million; the value assigned to the Warrants of $3.1 million; and the issuance of new common stock options for $0.8 million aggregate exercise price, less transaction-related costs of $4.3 million.

(c) Adjusted to reflect the issuance of new common stock options, net of the related tax effect.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma consolidated financial statements (the "Unaudited Pro Forma Consolidated Financial Statements") of the Company are based on the audited and unaudited financial statements of Leslie's California appearing elsewhere in this Offering Memorandum, as adjusted to illustrate the estimated effects of the Transactions. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Consolidated Financial Statements and accompanying notes should be read in conjunction with the historical financial statements of Leslie's California and other financial information pertaining to Leslie's California appearing elsewhere in this Offering Memorandum including "The Transactions," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Unaudited Pro Forma Consolidated Financial Statements have been prepared to give effect to the Transactions (and the application of the net proceeds therefrom) as though such Transactions had occurred as of March 29, 1997 for the balance sheet (the "Unaudited Pro Forma Consolidated Balance Sheet"), and as of December 31, 1995 for the statement of operations for the year ended December 28, 1996 and for the three months ended March 29, 1997 (the "Unaudited Pro Forma Consolidated Income Statements" together with the Unaudited Pro Forma Consolidated Balance Sheet comprise the "Unaudited Pro Forma Consolidated Financial Statements"). The Transactions will be treated as a recapitalization for financial accounting purposes.

  The Unaudited Pro Forma Consolidated Financial Statements do not purport to be indicative of what the Company's financial position or results of operation would actually have been had the Transactions been completed on such date or at the beginning of the periods indicated or to project the Company's results of operations for any future date.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN MILLIONS)

                                              HISTORICAL
                                              MARCH 29,   PRO FORMA
                                                 1997    ADJUSTMENTS   PRO FORMA
                                              ---------- -----------   ---------
                   ASSETS
                   ------
CURRENT ASSETS:
  Cash.......................................   $   .1     $  --        $   .1
  Accounts and other receivables, net........      2.9        --           2.9
  Inventories, net...........................     56.6        --          56.6
  Prepaid expenses and other.................      2.7        --           2.7
  Deferred tax assets........................      2.6         .4 (a)      3.0
  Deferred income tax charge.................      4.3                     4.3
                                                ------     ------       ------
    Total current assets.....................     69.2         .4         69.6
                                                ------     ------       ------
PROPERTY, PLANT AND EQUIPMENT:...............     49.4        --          49.4
  Less--Accumulated depreciation and
   amortization..............................     13.8        --          13.8
                                                ------     ------       ------
  Net property, plant and equipment..........     35.6        --          35.6
                                                ------     ------       ------
OTHER ASSETS:
  Goodwill, net..............................      8.2        --           8.2
  Other......................................       .7        3.6 (b)      4.3
                                                ------     ------       ------
    Total other assets.......................      8.9        3.6         12.5
                                                ------     ------       ------
                                                $113.7     $  4.0       $117.7
                                                ======     ======       ======
    LIABILITIES AND SHAREHOLDERS' EQUITY
                  (DEFICIT)
    ------------------------------------
CURRENT LIABILITIES:
  Accounts payable...........................   $ 36.6     $  --        $ 36.6
  Accrued liabilities........................      5.7        (.5)(c)      5.2
  Current portion of long-term debt..........       .1        --            .1
                                                ------     ------       ------
    Total current liabilities................     42.4        (.5)        41.9
                                                ------     ------       ------
DEFERRED TAX LIABILITIES.....................      3.1        --           3.1
LONG-TERM DEBT, net of current portion.......     28.0      (20.4)(d)      7.6
SENIOR NOTES.................................      --        90.0 (d)     90.0
CONVERTIBLE SUBORDINATED DEBENTURES..........     10.0      (10.0)(d)      --
SERIES A PREFERRED STOCK, liquidation
 preference $28.0 million....................      --        24.9 (e)     24.9
COMMITMENTS AND CONTINGENCIES................      --         --           --
SHAREHOLDERS' EQUITY
  Preferred stock: authorized--1,000,000
   shares; none issued and outstanding.......      --         --           --
  Common stock, no par value: authorized--
   40,000,000 shares, issued and
   outstanding--6,551,566 at March 29, 1997..     32.6       15.6 (f)    (46.9)
                                                            (94.7)(g)
                                                              3.1 (e)
                                                               .8 (h)
                                                             (4.3)(i)
  Retained (deficit).........................     (2.4)       (.5)(j)     (2.9)
                                                ------     ------       ------
    Total shareholder's equity (deficit).....     30.2      (80.0)       (49.8)
                                                ------     ------       ------
                                                $113.7     $  4.0       $117.7
                                                ======     ======       ======

  The accompanying notes to the unaudited pro forma consolidated balance sheet are an integral part of this statement.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a) Reflects the tax effect of compensation charge for new common stock options granted to management.

(b) Reflects the write-off of historical debt issuance costs of $0.1 million and the addition of $3.7 million of debt issuance costs associated with the Notes, the Bank Facility and related other fees and expenses.

(c) Reflects the payment of accrued interest on historical debt and the 8% Convertible Subordinated Debentures being exchanged for the Preferred Stock.

(d) Reflects the repayment of the existing credit facility, long- and short-term debt and the exchange of the convertible subordinated debentures and records the borrowings under the Bank Facility and the issuance of the Notes as set forth in the following table:

     Senior Notes....................................................... $ 90.0
     Bank Facility......................................................    6.3
     Repay long-term debt...............................................  (26.7)
     Exchange convertible subordinated debentures.......................  (10.0)
                                                                         ------
                                                                         $ 59.6
                                                                         ======

(e) Reflects the issuance of Preferred Stock with a face value of $28.0 million net of $3.1 million assigned to the value of 252,996 Warrants. The Preferred Stock is entitled to annual cumulative dividends (payable in either cash or additional Preferred Stock for the first five years) at 50 basis points over the bond yield on the Senior Notes.

(f) Represents issuance of 1,074,138 shares of common stock to GEI and management.

(g) Represents the redemption of 6,192,061 shares of common stock and of stock options.

(h) Represents the difference between the fair value of the option and the exercise price on 83,599 options.

(i) Represents investment banking and advisory fees and expenses associated with the fairness opinion, the valuation of the transaction, the repurchase of the common stock and options, the proxy solicitation and other related fees and expenses.

(j) Represents the non-recurring compensation charge of $0.8 million related to the issuance of options and the write-off of deferred debt issuance cost of $0.1 million, net of the related tax benefit.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 28, 1996
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                              YEAR ENDED
                                             DECEMBER 28,  PRO FORMA    PRO
                                                 1996     ADJUSTMENTS  FORMA
                                             ------------ -----------  ------
Net sales...................................    $191.7       $ --      $191.7
Cost of sales...............................     118.9         --       118.9
                                                ------       -----     ------
Gross profit................................      72.8         --        72.8
Selling, general and administrative
 expenses(a)................................      62.4          .2 (b)   62.4
                                                               (.2)(c)
Amortization of acquisition costs...........        .2         --          .2
Loss on disposition of fixed assets.........        .8         --          .8
                                                ------       -----     ------
Income from operations......................       9.4         --         9.4
Interest expense, net(a)....................       2.8         7.1 (d)   10.5
                                                                .6 (e)
                                                ------       -----     ------
Income (loss) before taxes..................       6.6        (7.7)      (1.1)
Income tax provision (benefit)..............       2.7        (3.2)(f)    (.5)
                                                ------       -----     ------
Net income (loss)...........................       3.9        (4.5)       (.6)
                                                ------       -----     ------
Series A Preferred Stock dividends and ac-
 cretion....................................       --          3.5 (g)   (3.5)
                                                ------       -----     ------
Earnings (loss) applicable to common share-
 holders....................................    $  3.9       $(8.0)    $ (4.1)
                                                ======       =====     ======
Ratio of earnings to fixed charges(h).......      2.07         --         --
Net income (loss) per share.................    $  .57         --      $(2.88)


         The accompanying notes to the unaudited pro forma consolidated statement of operations are an integral part of this statement.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 29, 1997
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                             THREE MONTHS
                                                ENDED       PRO FORMA    PRO
                                            MARCH 29, 1997 ADJUSTMENTS  FORMA
                                            -------------- -----------  ------
Net sales.................................      $ 23.8        $ --      $ 23.8
Cost of sales.............................        18.2          --        18.2
                                                ------        -----     ------
Gross profit..............................         5.6          --         5.6
Selling, general and administrative
 expenses(a)..............................        15.0           .1 (b)   15.1
Amortization of acquisition costs.........          .1          --          .1
Loss on disposition of fixed assets.......          .1          --          .1
                                                ------        -----     ------
Loss from operations......................        (9.6)         (.1)      (9.7)
Interest expense, net(a)..................          .8          1.7 (d)    2.6
                                                                 .1 (e)
                                                ------        -----     ------
Loss before taxes.........................       (10.4)        (1.9)     (12.3)
Income tax benefit........................         4.3           .8 (f)    5.1
                                                ------        -----     ------
Net loss..................................        (6.1)        (1.1)      (7.2)
                                                ------        -----     ------
Series A Preferred Stock dividends and ac-
 cretion..................................         --           (.9)(g)    (.9)
                                                ------        -----     ------
Loss applicable to common shareholders....      $ (6.1)       $(2.0)    $ (8.1)
                                                ======        =====     ======
Ratio of earnings to fixed charges(h).....         --           --         --
Net loss per share........................      $ (.90)         --      $(5.67)


         The accompanying notes to the unaudited pro forma consolidated statement of operations are an integral part of this statement.

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a) Excludes the non-recurring compensation charge of $0.8 million related to the issuance of 83,599 options at $5.00 per share and the write-off of deferred debt issuance costs of $0.1 million.

(b) Represents management fee to LGP.

(c) Represents elimination of costs associated with being a publicly held company.


(d) Represents additional interest expense on new borrowings as set forth in the following table:

                                                                    THREE MONTHS
                                                        YEAR ENDED     ENDED
                                                       DECEMBER 28,  MARCH 29,
                                                           1996         1997
                                                       ------------ ------------
     Interest on new borrowings.......................    $ 9.9         $2.5
       Less historical interest expense, net..........     (2.8)         (.8)
                                                          -----         ----
         Pro forma adjustment.........................    $ 7.1         $1.7
                                                          =====         ====

(e) Represents amortization of debt issuance costs.

(f) Represents the tax benefit applicable to the pro forma adjustments.

(g) Represents Preferred Stock dividends of $3.2 million and $0.8 million and accretion of Preferred Stock of $0.3 million and $0.1 million for the year ended December 28, 1996 and the three months ended March 29, 1997, respectively.

(h) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes and fixed charges. "Fixed charges" consist of interest expense on all indebtedness, amortization of debt issuance costs, one-third of rent expense (the portion deemed representative of the interest factor), Preferred Stock dividend requirements and Preferred Stock accretion. The Company's earnings were inadequate to cover pro forma fixed charges for the year ended December 28, 1996 and the pro forma three months ended March 29, 1997 by approximately $1.1 million and $12.3 million, respectively. However, such earnings included non-cash charges of $5.7 million for the 52 weeks ended December 28, 1996 and $1.5 million for the three months ended March 29, 1997 primarily consisting of depreciation, amortization of debt issuance costs and losses on the disposition of fixed assets.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table presents selected consolidated financial data of Leslie's California as of and for each of the five fiscal years in the period ended December 28, 1996 and as of and for the fiscal quarters ended March 30, 1996 and March 29, 1997. This financial data was derived from the audited and unaudited historical consolidated financial statements of Leslie's California and should be read in conjunction with the financial statements of Leslie's California and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          YEARS ENDED                       THREE MONTHS ENDED
                          ------------------------------------------------  --------------------
                          DEC. 31,  DEC. 31,  DEC. 31,  DEC. 30,  DEC. 28,  MARCH 30,  MARCH 29,
                            1992      1993      1994      1995      1996      1996       1997
                          --------  --------  --------  --------  --------  ---------  ---------
                                                                                (UNAUDITED)
                                     (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME:
 Net Sales..............  $96,337   $119,955  $141,553  $162,456  $191,640  $ 18,064   $ 23,816
 Cost of Sales..........   57,320     71,666    86,084   102,057   118,880    13,806     18,254
                          -------   --------  --------  --------  --------  --------   --------
  Gross Profit..........   39,017     48,289    55,469    60,399    72,760     4,258      5,562
 Selling, general and
  administrative
  expenses..............   33,986     41,170    45,764    53,442    62,358    12,804     15,055
 Amortization of
  acquisition costs.....      675        649       242       239       252        64         64
 Loss (gain) on
  disposition of fixed
  assets................       26        120      (106)       27       750       --          71
                          -------   --------  --------  --------  --------  --------   --------
 Income from
  operations............    4,330      6,350     9,569     6,691     9,400    (8,610)    (9,628)
 Interest expense, net..      829      1,189     1,733     2,708     2,786       834        799
                          -------   --------  --------  --------  --------  --------   --------
 Income before taxes....    3,501      5,161     7,836     3,983     6,614    (9,444)   (10,427)
 Income tax provision
  (benefit).............    1,355      2,126     3,252       576     2,745    (3,919)    (4,326)
                          -------   --------  --------  --------  --------  --------   --------
 Net Income (Loss)......  $ 2,146   $  3,035  $  4,584  $  3,407  $  3,869  $ (5,525)  $ (6,101)
                          =======   ========  ========  ========  ========  ========   ========
 Net Income (Loss) per
  share.................  $   .34   $    .47  $    .70  $    .52  $    .57  $   (.82)  $   (.90)
SELECTED OPERATING DATA:
 EBITDA
  (FIFO basis)(1).......  $ 6,779   $  8,612  $ 11,476  $ 10,472  $ 14,960  $ (7,564)  $ (8,243)
 Capital Expenditures...    3,343      5,532     7,394     9,550     8,807     2,393      4,739
 Comparable Store Sales
  Growth................      2.4%      11.7%     12.9%      6.0%      9.9%      6.6%      20.8%
 Stores Operated at
  Period-End............      143        158       180       224       259       239        268
 Ratio of earnings to
  fixed charges(2)......     2.15x      2.28x     2.54x     1.56x     1.81x      --         --
                                             AS OF                                 AS OF
                          ------------------------------------------------  --------------------
                          DEC. 31,  DEC. 31,  DEC. 31,  DEC. 30,  DEC. 28,  MARCH 30,  MARCH 29,
                            1992      1993      1994      1995      1996      1996       1997
                          --------  --------  --------  --------  --------  ---------  ---------
                                                                                (UNAUDITED)
                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Net Working
  Capital(3)............  $11,189    $15,548   $22,161   $31,974   $30,258  $ 31,580   $ 26,825
 Total Assets...........   44,025     49,532    61,717    79,529    83,157   105,044    113,656
 Total Debt.............   15,795     19,397    25,424    36,884    33,208    43,301     38,117
 Average Debt(4)........   11,913     18,056    20,993    31,283    32,553    34,217     31,257
 Stockholders' Equity...   17,820     21,041    26,339    31,921    36,315    26,470     30,235

-------
(1) EBITDA (FIFO basis), as presented historically by the Company, represents income before interest expense, depreciation and amortization expense, the LIFO provision, (gains) and losses on disposition of fixed assets and the provision for income taxes. While EBITDA (FIFO basis) is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of loss before provision for income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred debt financing costs, one-third of rental expense (the portion deemed representative of the interest factor),

     Preferred Stock dividend requirements and Preferred Stock accretion. Earnings were insufficient to cover fixed charges for the three months ended March 29, 1997 and March 30, 1996 by approximately $10.4 million and $9.4 million, respectively.

(3) Excludes cash, short-term borrowings and current portion of long-term debt.

(4) Represents the sum of the outstanding balances at the end of the most recent quarter plus each of the preceding three quarters divided by four.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Historical Consolidated Financial Data" and the audited Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Offering Memorandum.

  The following table sets forth, for the periods indicated, certain historical income statement and other data for the Company and also sets forth certain of such data as a percentage of net sales.

                               YEAR ENDED DECEMBER 31,          THREE MONTHS ENDED
                         ------------------------------------- ------------------------
                                                               MARCH 30,    MARCH 29,
                            1994          1995        1996        1996         1997
                         ------------  ----------- ----------- -----------  -----------
                           $      %      $     %     $     %    $      %     $      %
                         -----  -----  ----- ----- ----- ----- ----  -----  ----  -----
                                           (DOLLARS IN MILLIONS)
Retail Stores........... 129.5   91.5  150.3  92.5 179.1  93.5 16.5   91.1  22.1   92.9
Mail Order Catalog......   8.3    5.9    7.9   4.9   7.7   4.0  0.8    4.2   0.8    3.3
Service Department and
 Other..................   3.7    2.6    4.2   2.6   4.8   2.5  0.8    4.7   0.9    3.7
                         -----  -----  ----- ----- ----- ----- ----  -----  ----  -----
  Total Net Sales....... 141.5  100.0  162.5 100.0 191.6 100.0 18.1  100.0  23.8  100.0
Gross Profit............  55.5   39.2   60.4  37.2  72.8  38.0  4.3   23.6   5.6   23.4
Selling, General and
 Administrative
 Expenses...............  45.8   32.3   53.4  32.9  62.4  32.5 12.8   70.9  15.1   63.5
Amortization of
 Acquisition Costs......   0.2    0.2    0.2   0.1   0.3   0.1  0.1    0.4   0.1    0.3
Loss on Disposition of
 Fixed Assets...........  (0.1)  (0.1)   0.0   0.0   0.8   0.4  0.0    0.0   0.0    0.0
                         -----  -----  ----- ----- ----- ----- ----  -----  ----  -----
  Income (Loss) from
   Operations...........   9.6    6.8    6.7   4.1   9.4   4.9 (8.6) (47.7) (9.6) (40.4)
EBITDA (FIFO basis).....  11.5    8.1   10.5   6.4  15.0   7.8 (7.6) (41.9) (8.2) (34.6)

 First Quarter of 1997 Compared to First Quarter of 1996

  Sales for the first quarter of 1997 increased 31.8% over the first quarter of 1996. Retail store sales grew 34.5% for the three-month period due to an increase in the total number of stores in operation in 1997 versus 1996 as well as a comparable store sales increase of 20.8%. The increase in comparable store sales is primarily the result of the maturing of the new stores opened over the last several years, and continued growth in commercial sales. Commercial sales increased 21.4% in the first quarter of 1997 compared to the same period last year. Additionally, in the Southern California market, the Company is testing the operation of its service technicians out of the local stores, and as a result, is reflecting these service sales in the retail store sales total. Southern California service sales added approximately 2.0% to the first quarter of 1997 comparable store sales growth.

  Mail order catalog sales in the first quarter of 1997 increased 4.9% compared to the first quarter of the prior year on increased residential mail order sales, resulting from an expanded catalog mailing in 1997 and generally favorable weather. Service department sales increased 5.0% in the first quarter, reflecting strong growth in the Texas service centers, offset by the reclassification of the Southern California service sales to retail store sales.

  Gross profit for the three months ended March 29, 1997 equaled $5.6 million or 23.4% of sales, 0.2% of sales lower than was reported in the first quarter of 1996. The lower gross margin is primarily due to increased promotional activity in 1997 supporting new store openings, offset by lower rent expense as a percentage of sales due to the decrease in the number of new stores opened in 1997 versus 1996.

  In the first quarter of 1997, selling, general and administrative expenses equaled $15.1 million, an increase of 18.1% over the same period of last year. This increase is the result of higher store expenses and increased corporate overhead costs required to support the continued growth in the number of stores.

  EBITDA (FIFO basis) was a deficit of $8.2 million in the first quarter of 1997, representing an increase of $0.6 million as compared to a deficit of $7.6 million in the first quarter of 1996. The increased deficit in the first quarter of 1997 was due to continued expansion of the Company's store base and the associated cost of operating an increased number of stores in the off-season.

  Interest expense equaled $0.8 million in the first quarter of 1997, down slightly from the same period in 1996 . The lower interest expense was primarily the result of decreased borrowings due to improved working capital management in the first quarter of 1997.

  In the first quarter ended March 29, 1997, the Company reported a net loss of $6.1 million or $0.90 per share, as compared to a net loss of $5.5 million or $0.82 per share for the first quarter of 1996. During the quarter 11 new stores were opened and 2 stores were closed, bringing the total store count to 268 on March 29, 1997. The Company historically incurs a net loss in the first quarter of the year and generally expects such losses to grow as new stores continue to be added at a significant rate.

  During April 1997 the Company's sales increased approximately 4.0% compared to the comparable period in the prior year. Seasonal losses continued and unaudited year to date losses increased over 1996.

 1996 Compared to 1995

  Sales for the year ended December 28, 1996 increased 18.0% over the same period in 1995. Retail store sales, which are comprised of residential sales and commercial sales, grew 19.2%, reflecting increases in comparable store sales of 9.9% as well as an increase in the total number of stores in operation from 224 in 1995 to 259 for most of the 1996 selling season. The increased growth rate of comparable store sales (9.9% in 1996) as compared to the prior year (6.0% in 1995) was the result of improved weather experienced in most market areas, and the commercial sales program, which continued to show solid growth of approximately 20% in 1996.

  During 1996, Leslie's expanded its business by opening 37 new stores. Additionally, two stores were closed and three relocated in 1996. This resulted in a net increase of 35 stores at the end of December 1996 as compared to December 1995.

  Mail order catalog sales declined 2.8% to $7.7 million from $7.9 million in 1995. New store openings in a number of strong mail order markets continued to cannibalize mail order sales. Service department sales increased 12.9% in 1996 due to an increased number of service technicians operating in existing service areas, including a significant expansion in Houston, Texas, as well as generally improved execution.

  Gross profit for the year ended December 28, 1996 increased to 38.0% of net sales, from 37.2% in 1995. Gross profit represents sales less the cost of services and purchased goods, chemical repackaging costs, and non-administrative occupancy costs. The gross margin increase in 1996 reflects increased retail pricing taken in early 1996, offsetting some product cost increases seen in 1995 and again in 1996.

  In 1996, selling, general and administrative expenses equaled $62.4 million, versus $53.4 million in 1995, an increase of 16.6%, largely the result of the 15.6% increase in the number of stores. As a percentage of sales, selling, general and administrative expenses decreased 0.4% to 32.5%, compared to 32.9% in sales in 1995, due to the improved comparable store sales performance in 1996.

  EBITDA (FIFO basis) was $15.0 million in 1996, representing an increase of $4.5 million, or 42.9%, as compared to $10.5 million for 1995. EBITDA (FIFO basis) margin increased to 7.8% of sales in 1996 as compared to 6.4% of sales in 1995. The increase in EBITDA (FIFO basis) and EBITDA (FIFO basis) margin was primarily due to the Company's higher sales volume in 1996 and an increase in the Company's gross margin.

  Amortization of acquisition costs, which represents the amortization of goodwill, equaled $0.3 million in 1996, essentially flat as compared to 1995.

  In 1996 Leslie's recognized losses on the disposition of fixed assets totaling approximately $0.8 million. This was primarily comprised of a $0.7 million write-off of leasehold improvements related to the relocation of its corporate offices, Southern California distribution operations and chemical repackaging operation in early 1997. Additionally, a $0.1 million loss was realized on the sale of an excess property located in Oklahoma City.

  Operating income for the period increased 40.5% to $9.4 million or 4.9% sales, from $6.7 million or 4.1% of sales in 1995.

  Interest expense equaled $2.8 million in 1996, up slightly from $2.7 million in 1995. The increase was primarily the result of slightly increased borrowings due to the capital spending and working capital requirements associated with the continued growth of the business.

  The tax provision increased to $2.7 million in 1996, an effective rate of 41.5%, from $0.6 million and an effective tax rate of 14.5% in 1995. The lower effective tax rate in 1995 as compared to 1996 reflects the reversal in 1995 of certain tax reserves which were no longer needed.

  Net income for 1996 increased 13.6% to $3.9 million or $0.57 per share, as compared to $3.4 million or $0.52 per share in 1995. In August 1995, a 5.0% stock dividend was effected and the 1995 earnings per share have been adjusted to reflect the impact of the stock dividend.

 1995 Compared to 1994

  Sales for the year ended December 30, 1995 increased 14.8% over the same period in 1994. Retail store sales grew 16.0%, reflecting increases in comparable store sales of 6.0% as well as an increase in the total number of stores in operation from 180 in 1994 to 223 for most of the 1995 selling season. The lower growth rate of comparable store sales (6.0%) as compared to prior years (12.9% in 1994 and 11.7% in 1993) was the result of the cool, wet weather experienced in most market areas in the March through June time frame. Despite the reduced growth in residential sales, the commercial sales program continued to show strong growth of approximately 45.0% throughout 1995.

  Mail order catalog sales declined 4.1% to $7.9 million from $8.3 million in 1994. The poor spring weather impacted mail order sales as did new store openings in a number of strong mail order markets which continued to cannibalize mail order sales. Service department sales increased 14.0% in 1995 due to an increased number of service technicians operating in existing service areas, as well as generally improved execution.

  Gross profit for the year ended December 30, 1995 declined as a percentage of sales, to 37.2% from 39.2% in 1994. Gross profit represents sales less the cost of services and purchased goods, chemical repackaging costs, and non-administrative occupancy costs. The decrease in gross margin in 1995 was the result of higher occupancy costs associated with the opening of 44 new stores plus the new northeast distribution center, increased merchandise costs in a variety of product categories, and the strong growth of commercial sales, which generate a somewhat lower gross margin.

  In 1995, selling, general and administrative expenses equaled $53.4 million, versus $45.8 million in 1994, an increase of 16.8%, largely the result of the 24.4% increase in the number of stores. As a percentage of sales, selling, general and administrative expenses increased 0.6% to 32.9%, compared to 32.3% of sales in 1994, due to the lower than expected comparable store sales performance in 1995. It is management's objective to grow selling, general and administrative expenses at a rate lower than the rate of store growth and, as a result, reduce these expenses as a percentage of sales over time.

  EBITDA (FIFO basis) was $10.5 million in 1995, representing a decrease of $1.0 million, or 8.7%, as compared to $11.5 million for 1994. EBITDA (FIFO basis) margin decreased to 6.4% of sales in 1995 as compared to 8.1% of sales in 1994. The decrease in EBITDA (FIFO basis) and EBITDA (FIFO basis) margin was primarily due to the Company's lower gross margin and higher selling, general and administrative expenses as a percent of sales.

  Amortization of acquisition costs, which represents the amortization of goodwill, equaled $0.2 million in 1995, essentially flat as compared to 1994.

  Operating income was $6.7 million in 1995, representing a decrease of $2.9 million, or 30.2%, as compared to $9.6 million for 1994. Operating income margin decreased to 4.1% of sales in 1995 as compared to 6.8% of sales in 1994. The decrease in operating income and operating income margin was primarily due to the Company's lower gross margin and higher selling, general and administrative expenses as a percent of sales.

  Interest expense equaled $2.7 million in 1995, up from $1.7 million in 1994. The increase was primarily the result of increased borrowings associated with higher capital spending and working capital requirements due to continued growth in the business, and the lower earnings realized in 1995.

  The tax provision declined to $0.6 million in 1995, an effective rate of 14.5%, from $3.3 million and an effective tax rate of 41.5% in 1994. The lower effective tax rate in 1995 as compared to 1994 reflects the third quarter reversal of certain tax reserves which were no longer needed.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's need for liquidity will arise primarily from interest payable on the indebtedness incurred in connection with the Transactions and the funding of the Company's capital expenditures and working capital requirements. The Company has no mandatory payments of principal on the Notes scheduled prior to their maturity and expects to have no mandatory payments of principal scheduled under the Bank Facility until its expiration in five years.

  The Company has historically financed its operations through internally generated funds and borrowings under its credit facilities. In the first quarter of 1997, net cash used in operating activities was $1.3 million compared with $4.1 million in the first quarter of the prior year. In the first quarter, cash is typically used to finance operating losses experienced prior to the Company's peak selling season. The impact of the increased operating loss in the first quarter of 1997 was offset by reduced working capital requirements relative to the first quarter of 1996. For the year ended December 28, 1996, net cash provided by operating activities was $12.0 million compared with cash used in operating activities of $4.1 million in the prior year. Higher earnings and decreased per store inventory balances resulted in increased cash flow from operations in 1996.

  For the first quarter of 1997, cash used in investing activities was $3.6 million compared with $2.4 million in the first quarter of the prior year. This increase resulted from increased capital expenditures in the first quarter of 1997 as compared to the first quarter of 1996 due to the relocation of the Company's corporate headquarters, California distribution center and the California repackaging facility during the quarter, as well as opening the 1997 new stores earlier in the season as compared to 1996. Also, in the first quarter of 1997, two retail store properties were sold and generated proceeds totaling approximately $1.2 million. In 1996, cash used in investing activities was $8.6 million compared with $9.2 million in the prior year. This decrease resulted primarily from reduced capital expenditures in 1996 as compared to 1995 due to the slightly lower number of new store openings. Capital expenditures are expected to be approximately $7.7 million in fiscal 1997, and will be used in part to fund new store openings. The Company estimates that its cash requirements to open each new store in the spring, including inventory net of trade payables, averages approximately $0.1 million.

  Cash provided by financing activities was $4.9 million in the first quarter of 1997 compared with $6.5 million in the first quarter of 1996. First quarter of 1997 borrowings were used primarily to finance the usual first quarter operating loss and capital expenditures associated with the continued new store openings. Cash used in financing activities was $3.4 million in 1996 compared with cash provided of $13.4 million in 1995, when Leslie's California completed the private placement of its $10.0 million 8% Convertible Subordinated Debentures. The Debentures will be exchanged as part of the consideration for the Preferred Stock and the Warrants in connection with the Transactions.

  In January of 1997 the Company amended its credit agreement with Wells Fargo Bank to consolidate the existing line of credit facility, the project financing facility, and the term loan into one expanded $38.0 million line of credit facility. The term of the expanded line of credit facility was extended through February 16, 2000 and as a result, the line of credit has been classified as long-term debt on the March 29, 1997 balance sheet. Interest accrues at the lender's reference rate (8.5% at March 29, 1997) or at LIBOR plus 1.75% at the Company's election.

  Management believes that, following the consummation of the Transactions, the Company will have adequate capital resources and liquidity to meet its working capital needs, maturing obligations and capital expenditure requirements, including those relating to the opening of new stores. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations and borrowings under the Bank Facility.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company's business exhibits substantial seasonality which the Company believes is typical of the swimming pool supply industry. In general, sales and net income are highest during the second and third quarters, which represent the peak months of swimming pool use. Sales are substantially lower during the first and fourth quarters when the Company will typically incur net losses. The principal external factor affecting the Company's business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool chemicals and supplies. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season decrease swimming pool use. The likelihood that unusual weather patterns will severely impact the Company's results is lessened by the geographical diversification of the Company's store locations.

  The Company expects that its quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. The Company attempts to open its new stores primarily in the first quarter in order to position itself for the following peak season. As additional stores and the resultant operating expenses are added, the Company expects its usual losses incurred in the first and fourth quarters to increase.

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                            THREE MONTHS ENDED
                                     --------------------------------------
                                     MARCH 30   JUNE 29   SEPT. 28  DEC. 28
                                     --------   -------   --------  -------
1996
Sales............................... $18,064    $88,835   $63,657   $21,084
Gross Profit........................   4,258     38,236    25,868     4,398
(Loss) Income from Operations.......  (8,610)    17,265     7,712    (6,967)(1)
Net (Loss) Income...................  (5,525)     9,658     4,176    (4,440)
EBITDA (FIFO basis)(2)..............  (7,564)    18,534     8,919    (4,929)
Total Debt Outstanding..............  43,301     28,235    25,468    33,208
Comparable Store Sales Growth.......     6.6%      16.1%      4.2%      6.4%
                                            THREE MONTHS ENDED
                                     --------------------------------------
                                     APRIL 1    JULY 1    SEPT. 30  DEC. 30
                                     --------   -------   --------  -------
1995
Sales............................... $15,360    $71,945   $56,862   $18,289
Gross Profit........................   3,826     29,883    22,230     4,460
(Loss) Income from Operations.......  (6,921)    12,138     6,974    (5,500)
Net (Loss) Income...................  (4,416)     6,692     4,817    (3,686)
EBITDA (FIFO basis)(2)..............  (6,257)    12,846     7,791    (3,908)
Total Debt Outstanding..............  31,564     25,273    31,411    36,884
Comparable Store Sales Growth.......    (0.6)%     (0.3)%    16.0%      9.5%

--------
(1) The quarter ended December 28, 1996 loss from operations included an approximately $0.7 million loss on disposition of fixed assets.

(2) EBITDA (FIFO basis), as presented historically by the Company, represents income before interest expense, depreciation and amortization expense, the LIFO provision, gains and (losses) on disposition of fixed assets and the provision for income taxes. While EBITDA (FIFO basis) is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Recent Accounting Pronouncements. Leslie's adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") in the first quarter of 1996. The adoption of SFAS 121 did not impact Leslie's financial position or its results of operations. In addition, in 1996 Leslie's adopted the disclosures required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

  In March 1997, the FASB issued SFAS No. 128 "Earnings per Share" ("SFAS 128") and SFAS No. 129 "Disclosure of Information about Capital Structure" ("SFAS 129"). SFAS 128 revises and simplifies the computation for earnings per share and requires certain additional disclosures. SFAS 129 requires additional disclosures regarding the Company's capital structure. Both standards will be adopted in fiscal 1997. Management does not expect the adoption of these standards to have a material effect on the Company's financial position or the results of operations.

                                   BUSINESS

  Leslie's is the leading national specialty retailer of swimming pool supplies and related products. These products primarily consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, and also include fun, safety and fitness-oriented recreational items. The Company currently markets its products under the trade name Leslie's Swimming Pool Supplies through 278 company-owned retail stores in 27 states and through mail order catalogs sent to selected pool owners nationwide. From 1992 to 1996, the Company increased its sales at a compound annual growth rate of 18.8%, from $96.3 million to $191.6 million. During the same period, EBITDA (FIFO basis) increased at a compound annual growth rate of 21.9%, from $6.8 million to $15.0 million. The Company's growth reflects a store count that increased from 1992 to 1996 at the rate of 16.0% annually and comparable store sales increases that averaged 10.1% annually during the same time frame.

  The Company provides its customers a comprehensive selection of high quality products, competitive every day low prices ("EDLP") and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance at convenient store locations. The EDLP offered by the Company are generally comparable to or better than those offered by any of its competitors, including mass merchandisers and home centers. The typical Leslie's store contains 4,000 square feet of space, is located either in a strip center or on a freestanding site in an area of heavy retail activity, and draws its customers primarily from a trade area with a radius of approximately three miles. The Company maintains a proprietary mailing list of more than 4.5 million addresses, including approximately 90% of the residential in-ground pools in the U.S. This highly focused list of target customers is central to the Company's direct mail marketing efforts, which support both its retail store and mail order operations. Management believes that the Leslie's name is one of the most recognized brands in pool supplies and represents an image of quality to consumers. In fiscal 1996, Leslie's brand name products accounted for approximately 60% of the Company's total sales.

  Leslie's successful execution of its business strategy has generated a 33-year history of consistently increasing sales. Management intends to continue increasing sales and profits by further expanding its store base at the rate of 12% to 15% annually and continuing to achieve positive comparable store sales increases. The Company attributes its strong historical results and its positive outlook for growth and profitability to the following factors:

  Leadership Position in a Highly Fragmented Market. Leslie's current store count of 278 locations is approximately equal to the sum of the next fifteen largest specialty retail competitors combined. However, despite its large relative size, Leslie's presently accounts for only approximately 5% of the estimated $3.7 billion annual pool and spa supply market. Since 1989, Leslie's has accelerated the pace of its new store openings and consequently has gained market share. Management believes that this growth has come primarily at the expense of independent local and regional pool supply retailers, which accounted for over two-thirds of industry sales in 1996.

  Attractive Store Economics. Leslie's results reflect extremely attractive store-level economics. The Company estimates that cash required to open each new store, including inventory net of trade payables, averages approximately $125,000. Based upon the Company's past experience, new stores generally break even in their first year of operation, pay back their initial investments after three years, and in their fifth year of operation, contribute approximately $181,000 of store operating profit, yielding a return on average initial cash investment of 145%. In 1996, the Company's mature stores (the 115 stores open for five years or longer) averaged approximately $900,000 of sales, generated approximately $200,000 of store operating profit per location and posted a comparable store sales increase of 5.8%.

  Growth Potential of Recently Opened Stores. Leslie's new stores have historically grown dramatically in sales and store operating profit during their first five years of operation. In 1996, the 142 stores opened since the end of 1992 averaged approximately $519,000 in sales and approximately $50,000 of store operating profit per location. Management expects these stores generally to follow the Company's historical pattern of maturation and believes that there exists a large potential for sales and store operating profit increases from these nonmature stores.

  Large Sales Volume of Non-Discretionary Products. The consistency of Leslie's sales growth and profitability is due in large part to the sale of non-discretionary and regularly consumed products such as pool chemicals, cleaning accessories, major pool equipment (pumps and heaters) and replacement parts. Pool owners must purchase such products to maintain their pools' water quality and physical appearance and, in the Company's experience, do so regardless of the economic environment. In fiscal 1996, non-discretionary and regularly consumed products comprised approximately 74% of the Company's sales, with pool chemicals representing approximately 44% of the Company's total sales.

  Proprietary Database of Pool Locations. Through ongoing research as well as the conduct of its retail and mail order business, Leslie's has developed a proprietary database of over 4.5 million addresses. The list includes approximately 90% of the residential in-ground pools in the U.S. This proprietary database allows Leslie's to execute cost-effective and highly targeted direct mail marketing. When combined with the Company's mail order sales results and computerized mapping capability, this database also gives Leslie's a sophisticated store site selection capability. Management believes that the scope and accuracy of its proprietary database is unique in the pool supply industry.

  Purchasing Power and Vertical Integration. Due to its size, Leslie's purchases more chemicals and other pool supplies than any other specialty retailer. In addition, Leslie's operates a repackaging facility which provides the Company with significant cost savings, greater control over product availability and quality, greater flexibility when sourcing products, and vital information when negotiating with third-party providers. Further, unlike most of its competitors, the Company does not rely upon third-party distribution, but has its own specialized and efficient distribution system. Management believes that these factors permit Leslie's to achieve a lower cost of goods than any of its competitors, including mass merchandisers and home centers.

  Superior Level of Customer Service. Leslie's believes that its superior level of customer service, including its comprehensive product selection, gives it a significant advantage over its competitors in winning the loyalty of customers. Due to the complicated nature of pool chemistry and pool equipment maintenance, and consistent with its philosophy of being a full service swimming pool supply retailer, Leslie's offers a high level of technical assistance to its customers. The Company has developed a comprehensive training program educating all store employees on the subjects of maintenance techniques, water chemistry and equipment testing and repair. As part of its regular customer service program the Company offers free detailed water testing, pamphlets on pool maintenance, and in-store equipment repairs, generally free of labor or bench charges.

HISTORY

  The Company is the successor to the original Leslie's Poolmart founded in 1963. From its inception in 1963 through the end of 1987, Leslie's Poolmart grew steadily in sales and number of stores. In September 1988, Leslie's Poolmart was purchased in a highly leveraged transaction by an investment group led by Hancock Park Associates ("HPA"). The Company completed an initial public offering in April 1991 and in August 1992 added 14 stores through the acquisition of a competitor. Leslie's has added 116 stores over the past four years. Leslie's intends to continue to grow by opening additional retail stores in both new and existing markets.

SWIMMING POOL SUPPLY INDUSTRY

  Regardless of the type or size of a swimming pool, there are numerous ongoing maintenance and repair requirements associated with pool ownership. In order to keep a pool safe and sanitized, chemical treatment is required to maintain proper chemical balance, particularly in response to variables such as pool usage, precipitation and temperature. A swimming pool is chemically balanced when the disinfectant, pH, alkalinity, hardness and dissolved solids are at the desired levels. The majority of swimming pool owners use chlorine to disinfect their pools. When the pool is chemically balanced, problems such as algae, mineral and salt saturation, corrosive water, staining, eye irritation and strong chlorine smell are less likely to occur. A regular testing and maintenance routine will result in a stable and more easily maintained pool. However, regardless of how well appropriate levels of chlorine are maintained, "shocking" is periodically required to break up the contaminants which invariably build up in the pool water. To accomplish this, the pool owner can either superchlorinate the pool or use a nonchlorinated oxidizing compound. The maintenance of proper chemical balance and the related upkeep and repair of swimming pool equipment, such as pumps, heaters, and filters, create a non-discretionary demand for pool chemicals and other swimming pool supplies and services. Further, even non-usage considerations such as a pool's appearance and the overall look of a household and yard create an ongoing demand for these maintenance related supplies. In addition, pool usage creates demand for discretionary items such as floats, games and accessories.

  The swimming pool supply industry can be divided into four major segments by pool type: residential in-ground swimming pools, residential above-ground swimming pools (usually 12 to 24 feet in diameter), commercial swimming pools and spas or hot tubs. The Company's historical strategy was to focus primarily on the residential in-ground pool owner. In recent years the Company has expanded its activities to more aggressively address the commercial and above-ground markets as well. In the residential categories, the Company markets its products primarily to the "do-it-yourself" market as opposed to those pool owners who hire pool servicers. Through its rapidly growing commercial business, products and services are offered to all non-residential pool installations as well as to pool service companies which maintain either residential or commercial pools. The Company's uninterrupted growth through three recessionary periods suggests that due to the ongoing maintenance and repair needs of existing swimming pools, the Company would not be significantly affected by a decline in swimming pool installation. However, there can be no assurance that a prolonged severe economic downturn and resulting decline in new housing construction or swimming pool installation would not adversely affect the Company's long-term expansion plans.

SEASONALITY

  The Company's business exhibits substantial seasonality, which the Company believes is typical of the swimming pool supply industry. In general, sales and net income are highest during the second and third fiscal quarters which represent the peak months of swimming pool use. Sales are substantially lower during the first and fourth quarters when the Company typically incurs net losses. The principal external factor affecting the Company's business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool chemicals and supplies. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season (such as that experienced in much of the U.S. in the spring and early summer of 1995) will tend to decrease swimming pool use. The likelihood that unusual weather patterns will severely impact the Company's results is lessened by the geographical diversification of the Company's store locations. The Company also expects that its quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. The Company attempts to open its new stores primarily in the first quarter in order to position itself for the following peak season.

PRODUCTS

  Leslie's offers its customers a comprehensive selection of products necessary to satisfy their swimming pool supply needs. During 1996, the Company stocked approximately 3,000 items in each store, with more than 7,000 additional items available by special order. For 1997 and beyond, the newly-created Xpress Parts program will make 5,000 more special order items available to Leslie's customers. In 1996, approximately 550 items were displayed in the Company's residential mail order catalogs and 1,200 items were in the commercial catalog, although special order procedures make nearly all Leslie's products available to mail order customers as well.

  The Company's major product categories are pool chemicals; major equipment; cleaning and testing equipment; pool covers, reels, and liners; in a limited number of stores, above-ground pools; and recreational items (which include swimming pool floats, games, lounges, masks, fins, snorkels and other "impulse" items). The following table shows the approximate percentage of sales and primary function for each of the Company's major product categories in fiscal 1996:

             PRODUCT LINE            PERCENTAGE             PURPOSE
             ------------            ----------             -------
   Pool Chemicals...................     44%    Cleanliness, appearance, health
   Major Equipment and Parts........     30%    Pumps and heaters for cleaning
                                                 and temperature maintenance;
                                                 automatic pool cleaners for
                                                 ease of maintenance
   Cleaning and Testing Equipment...      8%    Water evaluation, cleanliness
                                                 and appearance
   Covers, Reels, Liners and Pools..      9%    Safety, cleanliness and
                                                 temperature maintenance for
                                                 above-ground pools
   Recreational Items...............      9%    Pool enjoyment, swim aids

  Non-discretionary and regularly consumed products such as pool chemicals, major equipment and parts represented approximately 74% of total sales in fiscal 1996. The high percentage of Leslie's business which is attributable to non-discretionary products results in a very high level of inventory quality at the Company since the Company's non-discretionary products have long shelf lives and are not prone to either obsolescence or shrinkage.

  The Company believes that product quality and availability are key attributes considered by consumers when shopping for pool supplies and that the Company's ability to provide a high quality, in-stock product offering is fundamental to its concept of value leadership. In addition to third-party brand names, Leslie's carries a broad selection of products under the Leslie's brand name. Marketing studies have shown that the Leslie's brand name is one of the three most recognized brands in pool supplies and represents an image of quality to consumers. In fiscal 1996, Leslie's brand name products accounted for approximately 60% of the Company's total sales.

CHANNELS OF DISTRIBUTION

  Retail Store Operations. At the end of 1996, Leslie's marketed its products through 259 retail stores in 27 states under the trade name Leslie's Swimming Pool Supplies. California represents the Company's single largest concentration of stores with 82, while 45 stores are located in Texas, and 54 stores are in the northeast/mid-Atlantic area. Leslie's retail stores are located in areas with high concentrations of swimming pools and typically are approximately 4,000 square feet in size. In addition to the store manager, the typical Leslie's store employs two assistant managers, both of whom are generally full-time employees. Additionally, Leslie's makes frequent use of part-time and temporary employees to support its full-time employees during peak seasons. During 1996, the Company had 16 regional supervisors, each of whom was responsible for approximately 16 stores.

  Mail Order Catalog. Leslie's mail order catalogs provide an extension of its service philosophies and products to those areas not currently served by a retail store and allow the scope of the Company's business to be truly nationwide. The Company believes that it operates one of the largest pool supply mail order businesses in the country, with annual sales for 1996 of approximately $7.7 million. Further, the Company believes that its mail order catalogs build awareness of the Leslie's name, provide it with buying efficiencies and, when coupled with information from its retail stores, are instrumental in determining site selection for new stores.

CUSTOMER SERVICE

  Due to the complicated nature of pool chemistry and equipment maintenance and consistent with its philosophy of being a full service swimming pool supply retailer, Leslie's offers a high level of technical assistance to support its customers. The Company considers its training of store personnel to be an integral part of its service philosophy. Leslie's extensive training program for all full-time and part-time store employees includes courses in water chemistry, water testing, trouble shooting on equipment, equipment sizing and parts replacement. The Company maintains the same high customer service standards for its mail order business as it does for its retail stores.

  During 1996, Leslie's stores in Southern and Northern California; Dallas and Houston, Texas; and Las Vegas, Nevada, were supported by the Leslie's Service Department, which offers poolside equipment installation and repair, leak detection and repair, and seasonal opening and closing services. The Service Department utilizes both Company employees and subcontractors to perform these services. The Company anticipates that operations in these markets will serve as a prototype for a nationwide service expansion.

MARKETING

  Substantially all the Company's marketing is done on a direct mail basis through its proprietary mailing list of more than four and a half million addresses at which, primarily, residential pools are located. Leslie's has found that its ability to mail directly to this highly focused group is an effective and efficient way to conduct its marketing activities to both retail store and mail order customers. The Company constantly updates its address list through primary research techniques and in-store customer sign-ups.

  Addresses on the Company's proprietary list that are located within a specified service area of a retail store receive circulars once or twice per month from late March or early April through September or, selectively, through October. As a regular part of Leslie's promotional activities, each mailer highlights specific items which are intended to increase store traffic, and reinforces to the customer the advantages of shopping at Leslie's, which include everyday low pricing, a high level of customer service, and the broad selection of high quality products. Addresses outside the Company's store service areas, and recently active mail order customers within those service areas, receive the Company's mail order catalogs. Occasionally, the Company will utilize local print media when it enters a new market, and is doing so in connection with its above-ground pool sales test markets. New store openings typically involve additional advertising pieces in the first two to three months of operation.

PURCHASING

  Leslie's management believes that because it is one of the largest purchasers of swimming pool supplies for retail sales in the United States, the Company is able to obtain very favorable pricing on its purchases from outside suppliers. Nearly all raw materials and those products not repackaged by the Company are purchased directly from manufacturers. It is common in the swimming pool supply industry for certain manufacturers to offer extended dating terms on certain products to quantity purchasers such as Leslie's. These dating terms are typically available to the Company for pre-season or early season purchases.

  The Company's principal chemical raw materials and granular chlorine compounds are purchased primarily from three suppliers. At the end of 1994, the Company entered into a three-year product purchase agreement with a major producer of one of the principal chlorine compounds, the chlorinated isocyanurates. The Company believes that there are several other reliable suppliers of chlorine products in the marketplace today. Although the Company has one sole source supplier for a nonchlorine shocking compound, termination of supply would not pose any significant problems for the Company because substitute chemicals and alternate shocking techniques are available. The Company believes that reliable alternative sources of supply are available for all of its raw materials and finished products.

VERTICAL INTEGRATION

  Leslie's operates a plant in the Los Angeles area where it converts dry granular chlorine into tablet form and repackages a variety of bulk chemicals into various sized containers suitable for retail sales. Leslie's also formulates a variety of specialty liquids, including water clarifiers, tile cleaners, algaecides and stain preventives. The chemicals that the Company processes have a relatively long shelf life. Leslie's believes that supplying its stores with chemicals from its own repackaging plant provides it with cost savings, as well as greater control over product availability and quality, as compared to non-integrated pool supply retailers. It also offers the Company greater flexibility of sourcing and vital information when negotiating with third-party repackagers and chemical providers. The Leslie's brand name appears on all products processed at its repackaging plant, and on the significant majority of its chemical products. The Company believes that it is among the largest processors of chlorine products for the swimming pool supply industry. The total output of Leslie's repackaging plant is utilized by the Company and is not sold or distributed to other retailers. Leslie's currently does not intend to sell any significant amount of chemicals from its Los Angeles area facility to other retailers or distributors.

  In connection with the operation of its second distribution center in Dallas, Texas, and third distribution center in Bridgeport, New Jersey, the Company has expanded its use of third-party chemical repackagers and its purchase of products already in end-use configurations. These products are also generally packaged under the Leslie's brand name. The Company continually evaluates the cost effectiveness of third-party sourcing versus internal manufacturing in order to minimize its cost of goods. Leslie's will also continue to evaluate the establishment of additional chemical repackaging capabilities, though there are currently no plans for such an investment. In addition to chemicals, a variety of the Company's products are packaged under the Leslie's brand name.

DISTRIBUTION

  The Company distributes all of its products to its retail stores and to its catalog customers through its leased distribution facilities in Ontario, California; Dallas, Texas; and Bridgeport, New Jersey. Leslie's relocated and consolidated its West coast distribution operation, along with the Los Angeles repackaging operation, into a 183,000 square foot facility in Ontario, California in early 1997. Leslie's opened its 100,000 square foot Dallas facility in November 1990 and the 81,000 square foot Bridgeport, New Jersey facility in February 1995. The Company is now purchasing the majority of the chemicals to be distributed from the Dallas and Bridgeport distribution centers from outside manufacturers rather than obtaining them through its repackaging facility in Southern California. During the height of its seasonal activities, each of the Company's retail stores is generally replenished every 5 to 10 days.

  The Company utilizes company-owned and operated equipment, supplemented by additional equipment leased during the busy season, to transport its goods to stores within an approximately 350-mile radius of a distribution center. Other stores receive deliveries via common carriers.

MANAGEMENT INFORMATION SYSTEMS

  All decisions relating to the buying, pricing and distribution of products are centralized at the Company's headquarters. Leslie's computerized point-of-sale system provides detailed sales and inventory information for each item in each store. This data is used by the Company's buyers in planning their purchases and also updates the Company's inventory management system.

COMPETITION

  Primary elements of competition in the retail swimming pool supply industry are price, technical assistance, customer service, product selection and product availability. Most of the Company's competition comes from local stores or regional chains which do not repackage products and which generally buy products in smaller quantities. The Company believes that its vertical integration, varied sourcing strategy, and large volume purchasing enable it to maintain attractive margins as well as competitive price leadership relative to the smaller operators, and that its position is strengthened by its merchandising and marketing emphasis. The chain store competitors include a large franchise operator of approximately 110 retail outlets in the Florida market and a limited number of other retail chains of approximately 15 to 30 stores.

  In August 1992, Leslie's acquired one of its more prominent competitors, Sandy's Pool Supply, Inc. ("Sandy's"). Sandy's was, at the time of the acquisition, a 20-store chain which was 50% owned by Mr. Philip

Leslie, a founder and former shareholder of the Company. Mr. Leslie and the co-owner of Sandy's, Mr. Sander Bass, are both subject to a 10-year non-competition agreement which precludes their participation in any retail activities competitive with the Company's current business.

  The Company competes on selected principal products such as chlorine with large volume, mass merchant and home center retailers. While the ability of these merchants to accept low margins on the limited number of items they offer makes them aggressive price competitors of the Company, they are not generally priced below Leslie's and do not offer the level of customer service or wide selection of swimming pool supplies available at Leslie's.

EMPLOYEES

  As of December 28, 1996, Leslie's employed 1,055 persons. During the height of the Company's seasonal activities in 1996, it employed 1,739 persons, including seasonal and part-time store employees who generally are not employed during the off season. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are excellent.

TRADEMARKS

  In the course of its business, Leslie's employs various trademarks, trade names and service marks as well as its logo in packaging and advertising its products. The Company has registered trademarks and trade names for several of its major products on the Principal Register of the United States Patent and Trademark Office. The Company distinguishes the products produced in its chemical repackaging operation or by third party repackagers at its direction through the use of the Leslie's brand name and logo and the trademarks and trade names of the individual items, none of which is patented, licensed, or otherwise restricted to or by the Company. The Company believes the strength of its trademarks and trade names has been beneficial to its business and intends to continue to protect and promote its marks in appropriate circumstances.

PROPERTIES

  The Company operated 278 stores in 27 states as of April 30, 1997. The following table sets forth information concerning the Company's stores:

        STATE         NUMBER OF STORES
        -----         ----------------
Alabama..............         4
Arizona..............        16
California...........        82
Connecticut..........         7
Delaware.............         2
Florida..............        19
Georgia..............         5
Indiana..............         3
Kansas...............         1
Kentucky.............         1
Louisiana............         4
Maryland.............         5
Massachusetts........         7
Michigan.............         4

        STATE         NUMBER OF STORES
        -----         ----------------
Missouri.............         3
Nevada...............         5
New Jersey...........        14
New Mexico...........         1
New York.............        17
North Carolina.......         1
Ohio.................         7
Oklahoma.............         4
Pennsylvania.........        12
Rhode Island.........         1
Tennessee............         3
Texas................        47
Virginia.............         3
                            ---
Total Stores.........       278
                            ===

  Except for 23 owned stores, all of Leslie's retail stores are leased by the Company with lease terms expiring between 1997 and 2006. The Company's typical lease term is five years, and in the majority of instances, the Company has renewal options at increased rents. Five leases provide for rent contingent on sales exceeding specific amounts. No other leases require payment of percentage rent.

  In January and February of 1997, the Company relocated its corporate offices, the Southern California distribution center and the chemical repackaging operation. The corporate offices were relocated to another location in Chatsworth, California. The new 38,000 square foot office building has been leased for five years and the lease has three five-year renewal options.

  The Southern California distribution center (previously located in Chatsworth, California) and the chemical repackaging operations (previously located in Los Angeles) were moved and consolidated into a 183,000 square foot facility located in Ontario, California. The Ontario facility was leased for 10 years and the lease has two five-year renewal options. The Company's distribution facility in Dallas, Texas, consists of 100,000 square feet, with a lease term expiring in 2000. This lease includes options to renew for two additional five-year periods. In July 1996, the Company entered into a short-term lease on an additional contiguous 25,000 square feet, which may be renewed on an annual basis. The 81,000 square foot distribution facility in Bridgeport, New Jersey is leased for a 10-year term, expiring in 2004. The lease includes options to renew for three five-year periods.

LEGAL PROCEEDINGS

  The Company is routinely involved in legal proceedings related to the ordinary course of its business. Management does not believe any such matters will have a material adverse effect on the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth the name, age and position of each of the persons who will be directors and executive officers of the Company after consummation of the Transactions. Each director will hold office until the next annual meeting of the stockholders or until his successor has been elected and qualified. Officers will be elected by the Board of Directors and will serve at the discretion of the Board.

   NAME                    AGE                     POSITIONS
   ----                    ---                     ---------
   Michael J. Fourticq...   53 Chairman of the Board, Director
   Brian P. McDermott....   40 President, Chief Executive Officer, Director
   Robert D. Olsen.......   44 Executive Vice President, Chief Financial Officer
   Cynthia G. Watts......   34 Vice President, General Counsel, Secretary
   Dr. Dale R. Laurance..   51 Director
   Gregory J. Annick.....   33 Director
   John G. Danhakl.......   41 Director

  MICHAEL J. FOURTICQ had been Chairman of the Board of Directors of Leslie's California since May 1988. Between May 1988 and August 1992, he served as Leslie's Chief Executive Officer. From 1986 to 1987, Mr. Fourticq was President and Chief Executive Officer of the Mortell Company, a manufacturer of specialty chemical products. Since 1985 he has been the sole general partner of HPA, which is the general partner and affiliate of several investment partnerships. Mr. Fourticq was Chairman of the Board and Chief Executive Officer of Alliance Northwest Industries, Inc., a holding company, principally for a specialty lighting retailer, which filed a petition for reorganization under Chapter 11 of the Federal Bankruptcy Code in March 1996.

  BRIAN P. MCDERMOTT had been President and a director of Leslie's California since April 1989 and its Chief Executive Officer since August 1992. Between May 1988 and April 1989, he served as Leslie's Executive Vice President of Operations and also was its Secretary from May 1988 until October 1989. From 1987 to 1988, Mr. McDermott served as Director of Acquisitions and Divestitures at Castle & Cooke, Inc., a publicly held holding company with diverse real estate and corporate interests. Mr. McDermott is Chairman of the Board of Busybody, Inc., a privately held fitness equipment retailer, for which he was acting Chief Executive Officer from November 1994 through March 1996.

  ROBERT D. OLSEN had been Executive Vice President and Chief Financial Officer of Leslie's California since April 1993. From 1990 through April 1993 he was Executive Vice President and Chief Financial Officer of TuneUp Masters, a California-based chain of fast automotive tuneup and lube outlets, which filed a petition for reorganization under Chapter 11 of the Federal Bankruptcy laws in November 1994. From 1985 through 1989, Mr. Olsen held several positions with AutoZone, an automotive parts and accessories retailer, including Controller, Vice President--Finance, and Senior Vice President and Chief Financial Officer. From 1981 through 1984 he held a variety of positions with Pepsi-Cola International and Pepsi Cola USA.

  CYNTHIA G. WATTS had been Vice President and General Counsel of Leslie's California since February 1993 and Secretary of Leslie's California since March 1993. From 1988 to January 1993, Ms. Watts was an attorney at Paul, Hastings, Janofsky and Walker, a Los Angeles-based law firm, where her practice was concentrated in the areas of general corporate representation and corporate finance, including securities, venture capital and mergers and acquisitions.

  DR. DALE R. LAURANCE had been a director of Leslie's California since January 1996. He has been a Director of Occidental Petroleum Corporation since 1990 and its President since 1996. He was its Senior Operating Officer from 1990 to 1996 and Vice President of Operations from 1984 to 1990. He is a Director of Canadian Occidental Petroleum Ltd., Jacobs Engineering Group Inc., The Armand Hammer Museum of Art and Cultural Center, Inc., Chemical Manufacturers Association, American Petroleum Institute, U.S. Arab Chamber of

Commerce, Boy Scouts of America-Western Los Angeles County Council and a member of the Advisory Board of the Chemical Heritage Foundation. He is a past Chairman of the Advisory Board for the Department of Chemical and Petroleum Engineering at the University of Kansas and is a recipient of the Distinguished Engineering Service Award from the School of Engineering at the University of Kansas. Dr. Laurance has served as a Managing Director of the Joffrey Ballet Company.

  GREGORY J. ANNICK became a director of the Company upon consummation of the Merger. He has been an executive officer and an equity owner, through a trust, of LGP, a merchant banking firm which manages GEI, since the formation of LGP and GEI in 1994 by the principals of Leonard Green & Associates, L.P. ("LGA"). He joined LGA as an associate in 1989, became a principal in 1993, and through a corporation became a partner of LGA in 1994. From 1988 to 1989, he was an associate with the merchant banking firm of Gibbons, Green, van Amerongen. Before that time, Mr. Annick was a financial analyst in mergers and acquisitions with Goldman, Sachs & Co. Mr. Annick is also a director of Carr-Gottstein Foods Co. and several private companies.

  JOHN G. DANHAKL became a director of the Company upon consummation of the Merger. He has been an executive officer and an equity owner of LGP, a merchant banking firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of Twinlab Corporation, The Arden Group, Inc. and several private companies.

  All executive officers of the Company will be chosen by the Board of Directors and serve at the Board's discretion. No family relationships exist between any of the officers or directors of the Company.

  Messrs. Fourticq and McDermott are partners together in investment partnerships that do not own shares of the Company.

  Occidental held Leslie's California's Convertible Subordinated Debentures in the principal amount of $10.0 million, all of which were exchanged as partial consideration for the issuance of the Preferred Stock and Warrants in connection with the Transactions. One of the subsidiaries of Occidental is a supplier of chemicals to Leslie's.

  Immediately prior to the consummation of the Merger, Leslie's, GEI, the members of the HPA Group, Brian P. McDermott and Manette J. McDermott, as Co-Trustees of the McDermott Family Trust, and Occidental and the holders of certain management options entered into the Stockholders Agreement. In the Stockholders Agreement, Michael Fourticq and Mr. McDermott are given certain rights to be elected as directors of the Company. See "Certain Relationships and Related Transactions--Stockholders Agreement." In addition, Occidental, as owner of the Preferred Stock, has the right to board representation. See "Description of Financing Transactions."

EXECUTIVE COMPENSATION

  The information set forth in this section relates to the Chief Executive Officer of Leslie's California and the four most highly compensated executive officers of Leslie's California as of December 28, 1996. It is expected that, following the consummation of the Transactions, the Company generally will provide its executives with compensation (including cash compensation and benefits) comparable to the compensation provided to them as executives of Leslie's California, with such additions or modifications as may be negotiated by the Company and management.

COMPENSATION SUMMARY

  The following summary compensation table sets forth for the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994, the historical compensation for services to Leslie's California of the Chief Executive Officer and the four most highly compensated executive officers as of December 28, 1996:

                                      ANNUAL       LONG-TERM      ALL OTHER
                                   COMPENSATION  COMPENSATION    COMPENSATION
                                  -------------- ------------- ----------------
                                  SALARY  BONUS  STOCK OPTIONS 401(K) INSURANCE
                             YEAR   ($)   (1)($)      (2)      (3)($)  (4)($)
                             ---- ------- ------ ------------- ------ ---------
Michael J. Fourticq......... 1996 157,500    --      3,308       --      --
 Chairman of the Board       1995 150,000    --      3,308       --      --
                             1994 150,000    --      3,308       --      --
Brian P. McDermott.......... 1996 367,500    --     30,000     3,000     204
 Chief Executive Officer,    1995 350,000    --        --      3,000     132
 President and Director      1994 325,000 40,000    28,750     2,772     132
Murray H. Dashe............. 1996 288,750    --     22,500     3,000     576
 Chief Operating Officer     1995 275,000    --        --      3,000     576
 and Director                1994 255,000 27,500    21,000     2,772     576
Robert D. Olsen............. 1996 231,000    --     22,500     3,000     204
 Executive Vice President    1995 220,000    --        --      3,000     204
 and Chief Financial Officer 1994 200,000 22,500    21,000     1,945     204
Cynthia G. Watts............ 1996 157,500    --     15,000     3,000     108
 Vice President, General     1995 150,000    --        --      3,000     108
 Counsel and Secretary       1994 135,000 15,000    13,125     1,967     108

--------
(1) Annual bonuses are indicated for the year in which they were earned and accrued. Bonuses for the 1994 fiscal year were paid in 1995.

(2) Options granted prior to April 1994 and August 1995 have been adjusted to reflect Leslie's California's stock dividends effective those months. All options were granted at their fair market value on the date of grant.

(3) Represents Leslie's California's matching contributions to individuals' 401(k) accounts.

(4) Represents premiums paid by Leslie's California for life insurance not generally available to all Leslie's employees.

NQ OPTION PLAN AND ISO OPTION PLAN

  Immediately prior to the Merger, Leslie's adopted a non-qualified common stock option plan (the "NQ Option Plan") and an incentive common stock option plan (the "ISO Option Plan") and reserved 83,599 shares and 273,946 shares, respectively, of Leslie's common stock for issuance upon the exercise of options to be granted to certain employees of Leslie's upon consummation of the Transactions and thereafter. It is expected that options to purchase Leslie's common stock will be granted to the following individuals at an exercise price of $5.00 per share for options granted under the NQ Option Plan ("NQ Options") and $14.50 per share in the case of options granted under the ISO Option Plan (or $15.95 in the case of ISO options granted to any holder of 10% or more of the Company's common stock) ("ISO Options"):

                                                            NQ OPTION ISO OPTION
     NAME OF RECIPIENT                                       SHARES     SHARES
     -----------------                                      --------- ----------
     Michael J. Fourticq...................................   4,976        --
     Brian P. McDermott....................................     --      77,000
     Robert D. Olsen.......................................  52,761     50,000
     Other members of management...........................  25,862    146,946

  Leslie's has reserved 83,599 shares of Leslie's common stock for the NQ Option Plan. NQ Options vest immediately. However, Leslie's has (and in some instances GEI and certain members of the HPA Group have) a right ("Call Option") to repurchase a portion of each NQ Option (and a portion of any shares of Leslie's common stock issued upon the exercise of any NQ Option ("NQ Option Shares")) upon the option holder or stockholder ceasing to provide services to Leslie's. If the NQ Option holder's service termination occurs prior to the first anniversary of the consummation of the Transactions, two-thirds of the NQ Option and two-thirds of any NQ Option Shares may be repurchased; if the termination occurs on or after the first anniversary and before the second anniversary, the Call Option applies to one-third of the NQ Options and NQ Option Shares; and the Call Option will not apply to any NQ Options or NQ Option Shares if termination occurs on or after the second anniversary of the consummation of the Transactions. The per share Call Option exercise price is (i) for NQ Options, (x) if the termination is voluntary, the amount by which $14.50 exceeds $5.00, and (y) if the termination is other than voluntary ("Other Termination"), the greater of (A) the amount by which $14.50 exceeds $5.00, or (B) the amount by which the fair market value of a share of the Leslie's common stock on the date of termination, as determined by the Board of Directors of Leslie's, exceeds $5.00; and (ii) for NQ Option Shares,
(x) if the termination is voluntary, $14.50, and (y) in the case of an Other Termination, the greater of (A) $14.50, or (B) the fair market value of a share of Leslie's common stock on the date of termination, as determined by the Leslie's Board of Directors. NQ Options have a term of ten years and remain exercisable without regard to any termination of employment of the holder, subject to the exercise of the Call Option as described above.

  Leslie's has reserved 273,946 shares of Leslie's common stock for the ISO Plan. Under the ISO Plan, ISO Options vest in one-third increments on the first, second and third anniversaries of the effective date of the Merger, except for options to purchase 71,647 shares which will also be subject to a further vesting condition based upon Leslie's achieving certain operating and store-opening goals. Options intended to qualify as "incentive stock options" and options not intended to so qualify may be granted under the ISO Option Plan. Pursuant to law, options intended to qualify as "incentive stock options" are subject to limitations on aggregate amounts granted and must be issued to any holder of 10% or more of the issuer's outstanding common stock at 110% of fair market value.

  Vested ISO Options may be exercised for 90 days post termination of employment, except in the case of the death of the option holder, in which case the vested portion may be exercised within twelve months from the date of termination. ISO Options will have a term of ten years.

COMPENSATION OF DIRECTORS

  It is anticipated that individuals who are officers of the Company, as well as Messrs. Annick and Danhakl, will not receive any compensation directly for their service on the Company's Board of Directors. The Company has agreed, however, to pay LGP certain fees for various management, consulting and financial planning services, including assistance in strategic planning, providing market and financial analyses, negotiating and structuring financing and exploring expansion opportunities. See "Certain Relationships and Related Transactions."

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the ownership of Leslie's common stock as of March 28, 1997, assuming the Transactions occurred on that date, by (i) each director, (ii) each of the executive officers of the Company, (iii) all executive officers and directors as a group and (iv) each person expected by the Company to be the beneficial owner of more than 5% of Leslie's common stock.

                                                      AMOUNT AND
                                                      NATURE OF  PERCENTAGE OF
                                                      BENEFICIAL     SHARES
NAME OF INDIVIDUAL OR ENTITY(1)                       OWNERSHIP  OUTSTANDING(2)
-------------------------------                       ---------- --------------
GEI(3)............................................... 1,055,172       73.6%
Gregory J. Annick(4)................................. 1,055,172       73.6
John G. Danhakl(4)................................... 1,055,172       73.6
Michael J. Fourticq(5)(6)............................   165,515       11.5
Brian P. McDermott(5)(7).............................   166,552       11.6
Robert D. Olsen(5)(8)................................    69,727        4.8
Cynthia G. Watts(9)..................................     9,000        0.6
Dr. Dale R. Laurance.................................       --         --
Occidental(10).......................................   252,996       15.0
All executive officers and directors as a group (8
 persons)............................................ 1,465,966      100.0

--------
 (1) The address of Messrs. Fourticq, McDermott, Olsen and Dashe and Ms. Watts is 20630 Plummer Street, Chatsworth, California 91311. The address of Occidental and Dr. Laurance is 10889 Wilshire Boulevard, Los Angeles, California 90029. The address of Green Equity Investors II, L.P. and Messrs. Annick and Danhakl is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

 (2) Computed based upon the total number of shares of Leslie's common stock outstanding and the number of shares of Leslie's common stock underlying Warrants and options of that person exercisable within 60 days after consummation of the Transactions. See "Management--NQ Option Plan and ISO Option Plan" for a description of the terms of the options being granted to certain of the indicated individuals. In accordance with Rule 13(d)-3 of the Exchange Act, any Leslie's common stock that will not be outstanding at the consummation of the Transactions which is subject to Warrants or options exercisable within 60 days is deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Leslie's common stock owned by the person holding such Warrant or option, but is not deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Leslie's common stock owned by any other person.

 (3) GEI is a Delaware limited partnership managed by LGP, which is an affiliate of the general partner of GEI. Each of Leonard I. Green, Jonathan D. Sokoloff, Peter J. Nolan, Mr. Annick and Mr. Danhakl and Jennifer Holden Dunbar, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of Leslie's common stock owned by GEI. Accordingly, for certain purposes, Messrs. Green, Sokoloff, Nolan, Annick and Danhakl and Ms. Holden Dunbar may be deemed to be beneficial owners of the shares of Leslie's common stock held by GEI.

 (4) Includes the shares beneficially owned by GEI, of which Messrs. Annick and Danhakl are associates.

 (5) Member of the HPA Group, which in the aggregate with management will own 34.9% of the fully diluted shares of Leslie's common stock.

 (6) Includes 4,976 shares subject to options exercisable within 60 days after consummation of the Transactions and 160,539 Continuing Shares of Leslie's common stock.

 (7) All such shares are Continuing Shares of Leslie's common stock.

 (8) Includes 52,761 shares subject to options exercisable within 60 days after consummation of the Transactions and 16,966 shares of Leslie's common stock purchased in connection with the Transactions (the "Subscription Stock").

 (9) Includes 7,000 shares subject to options exercisable within 60 days after consummation of the Transactions and 2,000 shares of Subscription Stock.

(10) All such shares are obtainable upon the exercise of the Warrants. See "Description of Financing Transactions--Preferred Stock Financing."

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT PARTICIPATION IN THE MERGER

  Common Stock. The executive officers and directors of Leslie's California received a total of approximately $14.0 million for their sale of common stock owned by them, representing the merger consideration of $14.50 per share payable to Leslie's public stockholders. Certain executive officers and directors retained shares of the Company. See "Security Ownership of Certain Beneficial Owners and Management."

  Subscription Stock. As described above, immediately upon consummation of the Transactions, Mr. Robert D. Olsen purchased 16,966 shares of Leslie's common stock at a price of $14.50 per share and Cynthia G. Watts purchased 2,000 shares of Subscription Stock at the same per share price. The shares of Subscription Stock are subject to the same Call Option as described above for the NQ Option Shares.

  Treatment of Stock Options. Certain of the directors and executive officers of Leslie's California held options to purchase Leslie's California common stock that were terminated upon the effectiveness of the Merger and, as to a portion of which, such persons received cash in the aggregate amount of approximately $3.4 million pursuant to the terms of the Merger Agreement. Prior to the effective date of the Merger, Leslie's California agreed, pursuant to the terms of the Merger Agreement, to take all necessary action to cancel all outstanding options to purchase Leslie's California common stock, whether or not exercisable. Upon the surrender and cancellation of each such option, unless another arrangement was made with the holder (see "Management-- NQ Option Plan and ISO Option Plan") each holder thereof was entitled to receive an amount in cash equal to the product of (i) the excess of $14.50 over the exercise price per share of Leslie's common stock purchasable pursuant to such option after the same has been converted into an option to purchase Leslie's common stock upon the effectiveness of the merger of Leslie's with and into Leslie's and (ii) the number of shares of Leslie's common stock subject to such option at the time of such termination. As of April 22, 1997, there were options outstanding to purchase an aggregate of 974,759 shares of Leslie's California common stock at a weighted average exercise price of $8.66 per share, which options were held by 71 persons.

MANAGEMENT AGREEMENT

  Pursuant to the terms of a Management Agreement entered into between LGP and Leslie's, (i) upon consummation of the Transactions, Leslie's paid LGP a transaction fee in the amount of $1.4 million, one-half of which was paid to HPA for distribution among the HPA Group, including to Michael Fourticq, Brian McDermott and Robert Olsen, and (ii) Leslie's agreed to pay LGP an annual management fee equal to 1.6% of the total sum invested by GEI in Leslie's.

OCCIDENTAL SUPPLY AGREEMENT

  Prior to Occidental's purchase of the 8% Convertible Subordinated Debentures of Leslie's California, a wholly owned subsidiary of Occidental was and continues to be a party to a supply agreement with Leslie's California under which that subsidiary supplies all of Leslie's California's requirements for certain chemical chlorine compounds. It is expected that Leslie's and this subsidiary will extend this supply agreement upon terms and conditions that will be mutually satisfactory.

INDEMNIFICATION AND INSURANCE

  The Merger Agreement requires that Leslie's California and Leslie's, as the surviving corporation in the Merger, provide indemnification to the current and prior directors and officers of Leslie's California and Leslie's against costs, expenses, suits, claims and proceedings arising out of or pertaining to, or the approval and consummation of the transactions contemplated by, the Merger Agreement and certain related agreements. In addition, Leslie's is obligated for a period of at least eighteen months from the effective date of the Merger to continue in effect (or provide insurance coverage that, subject to Leslie's ability to obtain higher levels of deductibles, is comparable to) the directors and officers liability insurance that is currently in place with respect to claims arising from facts or events which occurred at or before the effective date of the Merger, provided that Leslie's is not obligated to expend annually more than 150% of the current cost of such coverage.

STOCKHOLDERS AGREEMENT

  Immediately prior to the consummation of the Transactions, Leslie's, GEI, the HPA Group, Brian P. McDermott and Manette J. McDermott, as Co-Trustees of the McDermott Family Trust, and Occidental (collectively, "Class I Stockholders") and the holders of the Subscription Stock, NQ Options and ISO Options (collectively, "Class II Stockholders," and, together with the Class I Stockholders, the "Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides for the subscription of approximately 19,000 shares of Leslie's common stock at $14.50 per share by certain of the Class II Stockholders and gives the Company (and in some instances certain of the Class I Stockholders) the right to repurchase a portion of the unexercised NQ Options, of the NQ Shares and of the Subscription Stock held by a Class II Stockholder upon such Class II Stockholder ceasing to provide services to the Company. The Stockholders Agreement generally restricts the transferability of securities of the Company ("Securities") held by certain of the Stockholders and establishes a right of first refusal, in the event certain Stockholders seek to transfer any of their Securities to a third party pursuant to a bona fide offer, in favor of the Class I Stockholders. In addition, GEI has certain "drag-along" rights and if GEI desires to sell any Securities, other Stockholders have certain "tag-along" rights to participate in such sale. The Stockholders Agreement also grants demand registration rights as to each group of Class I Stockholders (with each of GEI, Occidental and all other Class I Stockholders representing a separate group) and piggyback registration rights for all Stockholders. In the Stockholders Agreement, Michael Fourticq and Mr. McDermott are given certain rights to be elected as directors of the Company.

                     DESCRIPTION OF FINANCING TRANSACTIONS

GENERAL

  Financing for the Merger and the working capital needs of the Company after the Merger was provided by a combination of debt and equity (collectively, the "Financing Transactions") as follows:

                                                                 (IN THOUSANDS)
   Continuing Shares............................................    $  5,213
   Issuance of Common Stock to GEI..............................      15,300
   Issuance of Subscription Stock to Management of Leslie's.....         275
   Issuance of Preferred Stock and Warrants to Occidental.......      28,000
   Sale of Notes................................................      90,000
   Bank Facility................................................       6,278
                                                                    --------
     Total......................................................    $145,066
                                                                    ========

GEI EQUITY INVESTMENT

  Immediately prior to the consummation of the Merger, GEI contributed $15.3 million in cash to Poolmart in exchange for 1,055,172 shares of Poolmart common stock. As a result of the Merger, Leslie's received the $15.3 million, and GEI received 1,055,172 shares of Leslie's common stock in exchange for its Poolmart common stock which was automatically converted into Leslie's common stock by virtue of the Merger.

SUBSCRIPTION STOCK

  As described above under "Certain Relationships and Related Transactions-- Stockholders Agreement," immediately after the Merger, certain members of the management of Leslie's California purchased approximately 19,000 shares of Leslie's common stock for cash consideration in the aggregate amount of $0.3 million.

PREFERRED STOCK FINANCING

  Occidental agreed, pursuant to the Preferred Stock and Warrant Purchase Agreement entered into on June 11, 1997, to purchase 28,000 shares of Series A Preferred Stock of the Company, par value $0.001 per share, at $1,000 per share for a total consideration of $28.0 million, consisting of cash and an exchange of the $10.0 million principal amount of Convertible Subordinated Debentures of Leslie's California then held by Occidental. In connection with this transaction, Occidental received Warrants to purchase up to 15.0% of the shares of Leslie's common stock at a purchase price of $0.01 per share (subject to adjustment) for a period of ten years.

  The Preferred Stock is entitled to an annual cumulative dividend (which will be payable at the option of the Company either in cash or in additional shares of Preferred Stock for the first five years) equal to 10 7/8%. The annual dividend is payable quarterly at the annual rate divided by four. Dividends that become due but are not paid after the quarterly dividend payment date will bear interest at the annual dividend rate plus 5.0%.

  The Preferred Stock will have a preference and priority in liquidation over the Leslie's common stock equal to $1,000 per share plus accumulated and unpaid dividends. The Preferred Stock may be redeemed at the option of the Company at any time at $1,010 per share plus accumulated and unpaid dividends. The Company is required to redeem the Preferred Stock in three equal installments terminating on the tenth anniversary of the date of issuance of the Preferred Shares.

  At the option of the Company, all, but not less than all, of the Preferred Stock is exchangeable into subordinated debt of the Company due on the tenth anniversary of the date of issuance of the Preferred Stock having the same interest rate as the dividend rate on the Preferred Stock. Interest on such subordinated debt will be payable in cash. The subordinated debt will contain customary subordination provisions.

  The holder of the Preferred Stock is initially entitled to elect 20% of the members of the Board of Directors of the Company. However, if the Company fails to meet the Coverage Test described below for four continuous quarters, the holder of the Preferred Stock will have the right to elect 40% of the Board of Directors of the Company. If the Coverage Test is not met for eight consecutive quarters or if the Company fails to pay four consecutive quarterly dividends on the Preferred Stock, the holder of the Preferred Stock will have the right to elect a majority of the Board of Directors of the Company. If the Company either fails to satisfy the mandatory redemption requirement or becomes subject to an event of insolvency, the holder of the Preferred Stock will be entitled to elect the entire Board of Directors. The "Coverage Test" requires that the sum of the Company's cumulative earnings before interest, taxes, depreciation and amortization be greater than its fixed charges for each four and eight fiscal quarterly period. The Company may cure any failure to meet the Coverage Test, pay four consecutive quarterly dividends or satisfy the mandatory redemption requirement by issuing capital stock for consideration equal to the shortfall. The Company is also be subject to a number of negative covenants including those prohibiting certain transactions without the approval of the holder of the Preferred Stock. The right under certain circumstances of the holder of the Preferred Stock to elect more than 20% of the Board of Directors will terminate when Occidental ceases to own 50% or more of the outstanding shares of the Preferred Stock.

  The Warrants provide for a proportionate adjustment of the warrant price, and the number of shares of Leslie's common stock subject thereto, for stock splits and stock dividends and for additional warrant shares to be issuable in the event any of the NQ Options or ISO Options are exercised. Additionally, Occidental is a party to the Stockholders Agreement and have the rights and be subject to the obligations and restrictions described therein.

BANK FACILITY

  The Bank Facility has the following features: (i) maximum availability of $35.0 million subject to requirements that the level of outstanding borrowing be limited to specified levels of inventories and accounts receivable, (ii) five-year term, (iii) collateralized by inventories, accounts receivable, equipment and other assets, (iv) interest at alternative fluctuating rates, as selected by the Company, of either a prime rate or LIBOR rate, in each case plus an applicable margin, (v) required payment of various commitment and other fees, and (vi) customary financial and other credit document covenants including restrictions on the payment of dividends, stock repurchases, additional debt (except for the Notes), guaranties, liens and loans.

                             DESCRIPTION OF NOTES

  The New Notes will be issued under an indenture (the "Indenture"), to be dated as of June 11, 1997 by and among the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The Old Notes were also issued pursuant to the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." For purposes of this section, references to the "Company" include only Leslie's and not its Subsidiaries.

  The Notes are senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company.

  The New Notes as issued will be in book-entry form and represented by a single global certificate which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC. A beneficial owner may request physical delivery of Notes in certificated form.

  Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium (as defined), if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, when due, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered addresses of Holders.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $115.0 million, of which $90.0 million will be issued in the Offering, and will mature on July 15, 2004. Additional amounts may be issued in one or more series from time to time, subject to the limitations set forth under "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness." Interest on the Notes will accrue at the rate of 10 3/8% per annum and will be payable semi-annually in arrears on each January 15 and July 15 commencing on January 15, 1998, to the persons who are registered Holders at the close of business on the December 31 and June 30, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

  Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after July 15, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on July 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

         YEAR                                           PERCENTAGE
         ----                                           ----------
         2001..........................................  105.188%
         2002..........................................  102.594%
         2003..........................................  100.000%

  Optional Redemption upon Public Equity Offerings. At any time, or from time to time, on or prior to July 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to $25.0 million of aggregate principal amount of the Notes at a redemption price equal to 110.375% of the principal amount thereof, plus accrued interest to the date of redemption; provided that after giving effect to any such redemption at least $65.0 million of aggregate principal amount of the

Notes remains outstanding. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 60 days after the consummation of any such Public Equity Offering.

  As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act, or any successor statute.

SELECTION AND NOTICE OF REDEMPTION

  In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

CHANGE OF CONTROL

  The Indenture will provide that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first-class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the Company's obligation to make a Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

  The Indenture will contain, among others, the following covenants:

  Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur"), any Indebtedness (including Acquired Indebtedness but excluding Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

  Indebtedness of a Person which is secured by a Lien on an asset acquired by the Company or a Subsidiary of the Company (whether or not such Indebtedness is assumed by the acquiring Person) shall be deemed incurred at the time of the Asset Acquisition.

  The Company will not incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes, pursuant to subordination provisions that are substantively identical to the subordination provisions of such Indebtedness (or such agreement) that are most favorable to the holders of any other Indebtedness of the Company.

  Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "--Limitation on Incurrence of Additional Indebtedness" or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company reported for any period subsequent to March 29, 1997 and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus
(y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock; plus (z) without duplication, the sum of (1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments and (2) the Net Cash Proceeds received by the Company or any Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company).

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or (B) Refinancing Indebtedness; (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company or options, warrants or other securities exercisable or convertible into Common Stock of the Company from employees and directors of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of such employees or directors, in an aggregate amount not to exceed $500,000 in any calendar year and $2.0 million in the aggregate (in each case plus the amount of net cash proceeds received by the Company from the sale of Qualified Capital Stock to officers or directors of the Company and its Subsidiaries, provided, that such amounts did not provide the basis for any other Restricted Payment); and (5) so long as no Default or Event of Default shall have occurred and be continuing, the payment of dividends on the shares of Series A Preferred Stock issued on the Issue Date and on any additional shares of such stock issued in lieu of cash dividends thereon with (x) the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or (y) the net cash proceeds of any capital contribution to the Company to the extent such amounts in clauses (x) and (y) did not provide the basis for any other Restricted Payment. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses
(2)(ii), 3(ii)(A), (4) and (5) shall be included in such calculation.

  Any Investment in a direct or indirect Wholly Owned Subsidiary of the Company that becomes, directly or indirectly, a non-Wholly Owned Subsidiary of the Company (unless the Company or a Subsidiary retains no equity interest in such non-Wholly Owned Subsidiary) shall become a Restricted Payment on such date in an amount equal to (A) 1.0 minus the Company's percentage interest in such non-Wholly Owned Subsidiary times, (B) the amount of all Investments (net of any returns previously paid on such Investment) made in such non-Wholly Owned Subsidiary to such date, not to exceed the greater of (x) the book value of such Subsidiary on such date and (y) the fair market value of such Subsidiary on such date as determined (1) in good faith by the Board of Directors of the Company if such fair market value is determined to be less than $5.0 million and (2) by an investment banking firm of national standing if such fair market value is determined to be in excess of $5.0 million.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

  Limitation on Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received for the assets sold by the Company or the Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided, however, that (A) notes received by the Company as consideration for an Asset Sale that are converted into cash or Cash Equivalents immediately following the consummation of such Asset Sale or
(B) the assumption by the purchaser of assets pursuant to an Asset Sale of liabilities of the Company (other than liabilities that are by their terms subordinate to the Notes) shall, in each case of the immediately preceding clauses (A) and (B), be deemed to be cash or Cash Equivalents at the time of such Asset Sale in an amount equal to, in the case of clause (A), the amount of cash or Cash Equivalents realized on such conversion and, in the case of clause (B), the amount of the liabilities so assumed, as reflected on the balance sheet of the Company, and (iii) following the consummation of an Asset Sale, the Company shall or cause such Subsidiary, within 365 days of receipt thereof either (A) to apply the Net Cash Proceeds related to such Asset Sale to prepay any Indebtedness that by its terms is not subordinate to the Notes,
(B) to make a Permitted Investment or an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in a Related Business (collectively, "Replacement Assets") or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). On the 365th day after an Asset Sale, or such earlier date, if any, as the Board of Directors of the Company or of such Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A),
(iii)(B) and (iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before the applicable Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (or, in the case of a Net Proceeds Offer Trigger Date (as defined below) occurring prior to such 365th day, the aggregate amount of Net Cash Proceeds that the Board of Directors has determined not to so apply) (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis (and on a pro rata basis with the holders of indebtedness of the Company that is not by its terms subordinate to the Notes), that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

  In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

  Notwithstanding the two immediately preceding paragraphs, the Company and its Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets and (ii) such Asset Sale is for fair market value; provided that any consideration not constituting Replacement Assets received by the Company or any of its Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

  Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Upon completion of a Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Cash Proceeds, the Company may use any remaining Net Cash Proceeds for general corporate purposes.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) any Credit Agreement; (4) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of the Company, or any customary restriction on the ability of a Subsidiary of the Company to dividend, distribute or otherwise transfer any asset which secures Purchase Money Indebtedness of such Subsidiary; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;
(6) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; or (7) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (3), (5) or
(6) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (3), (5) or (6).

  Limitation on Preferred Stock of Subsidiaries. The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company.

  Limitation on Liens. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property

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

or assets of the Company or any of its Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and
(ii) in all other cases, the Notes are equally and ratably secured, except for
(A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens of the Company or a Wholly Owned Subsidiary of the Company on assets of any Subsidiary of the Company;
(C) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (X) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (Y) do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so Refinanced; and (D) Permitted Liens.

  Merger, Consolidation and Sale of Assets. Except for the Transaction Mergers, the Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be,
(1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (2) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged

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

or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

  Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million, the Company or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

  (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Subsidiaries or exclusively between or among such Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture; (iii) payments to be made in connection with the consummation of the Recapitalization or the financing thereof to be received by Leonard Green & Partners, L.P. and its Affiliates; (iv) payments of annual fees and reimbursement of reasonable expenses in accordance with the provisions of the Management Services Agreement; (v) any employment agreement entered into in the ordinary course of business, (vi) Restricted Payments permitted by the Indenture and Permitted Investments, (vii) payments made in accordance with the Occidental Supply Agreement or any other such agreement with Occidental entered into on terms no less favorable to the Company than those that may have been obtained in an arm's length transaction and (viii) loans or advances to officers or employees of the Company in the ordinary course of business not to exceed $500,000 the aggregate at any one time outstanding.

  Conduct of Business. The Company and its Subsidiaries will not engage in any businesses other than a Related Business.

  Reports to Holders. The Indenture will provide that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA (S) 314(a).

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

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

    (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a required payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

    (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets," which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

    (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, in any case if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

    (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

    (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

  If an Event of Default (other than an Event of Default specified in clause
(vi) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable. If an Event of Default specified in clause (vi) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

  The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

  The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

  Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "--Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and Additional Interest, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium and Additional Interest, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

  From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto or (vii) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the Holders.

GOVERNING LAW

  The Indenture will provide that the Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

  The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of

Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

  The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or is assumed in connection with the acquisition of assets from such Person and in each case not incurred in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation.

  "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

  "Asset Acquisition" means (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company, or (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Subsidiary of the Company (including a Person that is or will become a Subsidiary of the Company immediately after such sale, issuance, conveyance, transfer, lease, assignment or other transfer for value) of (a) any Capital Stock of any Subsidiary of the Company; or (b) any other property or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Subsidiaries receive aggregate consideration of less than $500,000 and (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "--Certain Covenants--Merger, Consolidation and Sale of Assets."

  "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

  "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person.

  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;
(ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

  "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons (other than to a Permitted Holder) for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture); (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; (iv) the replacement of a majority of the Board of Directors of the Company (other than in accordance with the terms of the Series A Preferred Stock so long as Occidental owns greater than 50% of the then outstanding shares of the Series A Preferred Stock) over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or (v) the Company consolidates with, or merges with or into, another Person, or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the shares representing the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company is converted into or exchanged for cash, securities or other property, other than (A) any such transaction where (1) the shares representing the issued and outstanding ordinary voting Capital Stock of the Company are converted into or exchanged for (I) ordinary voting Capital Stock (other than Disqualified Capital Stock) of the surviving or transferee corporation and/or (II) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (2) the "beneficial owners" of the shares representing the issued and outstanding ordinary voting Capital Stock of the Company immediately prior to such transaction own, directly or indirectly, shares of Capital Stock representing not less than a majority of voting power of all issued and outstanding shares of Capital Stock of the surviving or transferee corporation immediately after such transaction or (B) any such transaction as a result of which the Permitted Holders own shares of Capital Stock representing more than 50% of the voting power of all issued and outstanding shares of Capital Stock of the surviving or transferee corporation immediately after such transaction.

  "Change of Control Offer" has the meaning set forth under "--Change of Control."

  "Change of Control Payment Date" has the meaning set forth under "--Change of Control."

  "Commission" means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and
(ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of "Consolidated Net Income") attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (excluding any amortization or write off of deferred financing costs), plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount and any amortization or write off of deferred financing costs, (b) the net costs under Interest Swap Obligations,
(c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains or losses, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Subsidiary of the referent Person, (d) the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by contract, operation of law or otherwise, (e) the net income of any Person, other than a Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

  "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

  "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (including, without limitation, any LIFO adjustments, but excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

  "Covenant Defeasance" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

  "Credit Agreement" means credit agreement(s) to be entered into by the Company and one or more lenders, and all amendments thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders.

  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the final maturity date of the Notes.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

  "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

  "Independent Financial Advisor" means an accounting firm, appraisal firm, investment banking firm or consultant to Persons engaged in a Related Business, in each case, of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

  "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

  "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company or any Subsidiary on commercially reasonable terms in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

  "Issue Date" means the date of original issuance of the Notes.

  "Legal Defeasance" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "Management Services Agreement" means that certain Management Services Agreement dated as of the Issue Date by and between Leonard Green & Partners, L.P., on the one hand, and the Company, on the other hand, providing for certain fees, expenses and reimbursements to be paid to Leonard Green & Partners, L.P., as such Management Services Agreement may be amended from time to time so long as such amendments are in compliance with the provisions of the covenant described under the caption "--Certain Covenants--Limitations on Transactions With Affiliates."

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Subsidiaries from such Asset Sale net of
(a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale, (d) appropriate amounts to be provided by the Company or any Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, and (e) that portion of the cash or Cash Equivalents attributable to the Capital Stock of a Subsidiary which is not a Wholly Owned Subsidiary of the Company held, directly or indirectly, by any Person which is not the Company or a Wholly Owned Subsidiary of the Company.

  "Net Proceeds Offer" has the meaning set forth under "--Certain Covenants-- Limitation on Asset Sales."

  "Net Proceeds Offer Amount" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

  "Net Proceeds Offer Payment Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

  "Net Proceeds Offer Trigger Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Occidental" means Occidental Petroleum Corporation, a Delaware corporation.

  "Occidental Supply Agreement" means the supply agreement between a subsidiary of Occidental and the Company as in effect on the Issue Date.

  "Permitted Holders" means Green Equity Investors II, L.P., senior management of the Company as in effect on the Issue Date and Occidental, including in each case, their respective Affiliates.

  "Permitted Indebtedness" means, without duplication, each of the following:

    (i) Indebtedness under the Old Notes and the New Notes issued pursuant to the Offering;

    (ii) Indebtedness incurred pursuant to a Credit Agreement(s) in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $35.0 million and (b) the sum of 80% of the total accounts receivable and 60% of the total inventory of the Company and its Subsidiaries, less in each case the amount of any prepayments made with the proceeds of an Asset Sale or assumed in connection with an Asset Sale;

    (iii) other Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date;

    (iv) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Subsidiaries and Interest Swap Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

    (v) Indebtedness of a Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

    (vi) Indebtedness of the Company to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Subsidiary of the Company, in each case subject to no Lien held by a Person other than a Wholly Owned Subsidiary of the Company; provided that if as of any date any Person other than a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or any Person other than a Wholly Owned Subsidiary of the Company holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

    (vii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

    (viii) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

    (ix) Refinancing Indebtedness;

    (x) Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; and

    (xi) additional Indebtedness of the Company in an aggregate principal amount not to exceed $10.0 million at any one time outstanding.

  "Permitted Investments" means (i) Investments by the Company or any Wholly Owned Subsidiary of the Company in any Person that is or will become, or Investments by the Company or any Wholly Owned Subsidiary of the Company which result in any Person becoming, in any case, immediately after such Investment, a Wholly Owned Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Subsidiary of the Company; (ii) Investments by any Wholly Owned Subsidiary of the Company in the Company; (iii) Investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding; (v) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; and (vi) Investments made by the Company or its Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under "--Certain Covenants--Limitation on Asset Sales."

  "Permitted Liens" means the following types of Liens:

    (i) Liens securing Indebtedness incurred under the Credit Agreement or pursuant to clause (xi) of the definition of Permitted Indebtedness;

    (ii) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on their books such reserves as may be required pursuant to GAAP;

    (iii) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (v) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

    (vi) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

    (vii) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

    (viii) Liens securing Purchase Money Indebtedness of the Company or any Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the Purchase Money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

    (ix) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (x) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (xi) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off;

    (xii) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

    (xiii) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness"; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company; and

    (xiv) Liens created under the Indenture.

  "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Purchase Money Indebtedness" means Indebtedness of the Company and its Subsidiaries incurred in connection with the purchase of businesses (including Capital Stock of businesses primarily engaged in a Related Business), properties or assets for the business of the Company and its Subsidiaries and any Refinancing thereof.

  "Qualified Capital Stock" means the Series A Preferred Stock and any other Capital Stock that is not Disqualified Capital Stock.

  "Reference Date" has the meaning set forth under "--Certain Covenants-- Limitation on Restricted Payments."

  "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Refinancing Indebtedness" means any Refinancing by the Company or any Subsidiary of the Company of Indebtedness incurred in accordance with the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness" (other than pursuant to clause (ii), (iv), (v), (vi),
(vii), (viii), (x) or (xi) of the definition of Permitted Indebtedness), to the extent that such Refinancing does not (1) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

  "Related Business" means a business whose revenues are derived from the general business conducted by the Company on the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

  "Restricted Payments" has the meaning set forth under "--Certain Covenants-- Limitation on Restricted Payments."

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any property, whether owned by the Company or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

  "Series A Preferred Stock" means the Series A Preferred Stock of the Company issued pursuant to the Certificate of Designation, Preferences and Rights of Series A Redeemable Preferred Stock, as in effect on the Issue Date.

  "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

  "Subsidiary," with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Surviving Entity" has the meaning set forth under "--Certain Covenants-- Limitation on Restricted Payments."

  "Transaction Mergers" means, collectively, the merger of Leslie's Poolmart, a California corporation, into Leslie's Poolmart, Inc., a Delaware corporation, and the subsequent merger of Poolmart USA Inc., a Delaware corporation into Leslie's Poolmart, Inc., to occur on the Issue Date.

  "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

                         BOOK-ENTRY; DELIVERY AND FORM

  Except as described in the next paragraph, New Notes originally issued to
(i) QIBs will be represented by a single permanent global certificate in definitive, fully registered form (the "QIB Global Note") and (ii) Accredited Investors will be represented by a single permanent global certificate in definitive, fully registered form (the "Accredited Investor Global Note" and, together with the QIB Global Note, the "Global Notes"). Each Global Note will be deposited on the date of consummation of the Exchange Offer with, or on behalf of, DTC and registered in the name of a nominee of DTC. The Global Notes will be subject to certain restrictions on transfer set forth herein and will bear the legend regarding such restrictions set forth under the heading "Transfer Restrictions" herein.

  Notes originally purchased by or transferred to foreign purchasers, Accredited Investors or QIBs who elect to take physical delivery of their certificates instead of holding their interest through a Global Note (collectively referred to herein as the "Non-Global Purchasers") will be issued in the form of Certificated Notes. Upon the transfer to a QIB, an Accredited Investor or a foreign purchaser of any Certificated Note initially issued to a Non-Global Purchaser, such Certificated Note will, unless the transferee requests Certificated Notes or the Global Notes have previously been exchanged in whole for Certificated Notes, be exchanged for an interest in the QIB Global Note or the Accredited Investor Global Note, as the case may be. Upon the transfer of an interest in a Global Note, such interest will, unless the transferee requests Certificated Notes, be represented by an interest in the applicable Global Note. For a description of the restrictions on the transfer of Certificated Notes and any interest in Global Notes, see "Transfer Restrictions."

  The Global Notes. The Company expects that pursuant to procedures established by DTC (a) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by the Global Notes to the respective accounts of persons who have accounts with DTC and (b) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Such accounts initially will be designated by or on behalf of the Initial Purchaser and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Interests in the Global Notes may be held directly through DTC, by Participants, or indirectly through organizations which are Participants.

  So long as DTC, or its nominee, is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture.

  Payments of the principal of, premium and Additional Interest, if any, and interest (including Additional Interest) on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or, for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium and Additional Interest, if any, or interest (including Additional Interest) in respect of the Global Notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

  Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes in whole for Certificated Notes, which it will distribute to the Participants and which will be legended as set forth under the heading "Transfer Restrictions."

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Notes. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Notes will be issued in exchange for the Global Notes.

                       FEDERAL INCOME TAX CONSIDERATIONS

  There will be no Federal income tax consequences to Holders exchanging Old Notes for New Notes pursuant to the Exchange Offer and a Holder will have the same adjusted basis and holding period in the New Notes as the Old Notes immediately before the exchange. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

                             PLAN OF DISTRIBUTION

  This Prospectus, as it may be amended or supplemented from time to time, may be used by a Broker-Dealer (a "Participating Broker-Dealer") in connection with the resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each such Participating Broker-Dealer that participates in the Exchange Offer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in
connection with any such resale. In addition, until       , 1997, all dealers
effecting transactions in the New Notes may be required to deliver a Prospectus.

  The Company will not receive any proceeds from any sale of New Notes by Participating Broker-Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a Prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.

  This Prospectus has been prepared for use in connection with the Exchange Offer and may be used by BT in connection with the offers and sales related to market-making transactions in the Notes. BT may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such sales. BT has no obligation to make a market in the Notes and may discontinue its market-making activities at any time without notice, at its sole discretion. The Company has agreed to indemnify BT against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments which BT might be required to make in respect thereof.

  Affiliates of BT own, in the aggregate, 3.2% of GEI's limited partnership interests.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

  The Consolidated Balance Sheets as of December 28, 1996 and December 30, 1995, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for each of the three fiscal years in the period ended December 28, 1996, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1. File
No.        , (the "Registration Statement") under the

Securities Act with respect to the New Notes offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company, the Notes and the Exchange Offer, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and at certain regional offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 1007 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1025, Washington D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that filed electronically with the Commission.

  Upon completion of the Exchange Offer, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports with the Commission. The Company intends to furnish to Holders annual reports containing audited financial statements of the Company audited by its independent accountants and quarterly reports containing unaudited condensed financial statements for each of the first three quarters of the fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................   F-2
Management's Report......................................................   F-3
Consolidated Balance Sheets--December 28, 1996 and December 30, 1995.....   F-4
Consolidated Statements of Income--Years Ended December 28, 1996,
 December 30, 1995 and December 31, 1994.................................   F-5
Consolidated Statements of Shareholders' Equity--Years Ended December 28,
 1996, December 30, 1995 and December 31, 1994...........................   F-6
Consolidated Statements of Cash Flows--Years Ended December 28, 1996,
 December 30, 1995 and December 31, 1994.................................   F-7
Notes to Consolidated Financial Statements--December 28, 1996............   F-8
Condensed Consolidated Balance Sheets--March 29, 1997 (unaudited)........  F-17
Condensed Consolidated Statements of Operations--Three Months Ended March
 29, 1997 and March 30, 1996 (unaudited).................................  F-18
Condensed Consolidated Statements of Cash Flows--Three Months Ended March
 29, 1997 and March 30, 1996 (unaudited).................................  F-19
Notes to Condensed Consolidated Financial Statements--March 29, 1997.....  F-20

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Leslie's Poolmart:

  We have audited the accompanying consolidated balance sheets of Leslie's Poolmart (a California corporation) and subsidiaries as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leslie's Poolmart and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Los Angeles, California
March 6, 1997

                              MANAGEMENT'S REPORT

  Management is responsible for the preparation and integrity of the financial statements appearing in this Proxy Statement. The financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments.

  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. Management believes that existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of the financial statements.

  Arthur Andersen LLP, independent public accountants, has audited the Company's financial statements and their report is presented herein.

  The Board of Directors has an Audit Committee composed entirely of outside Directors. Arthur Andersen LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

Robert D. Olsen
Chief Financial Officer

                               LESLIE'S POOLMART

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    DEC. 28, 1996 DEC. 30, 1995
                                                    ------------- -------------
                      ASSETS
                      ------
CURRENT ASSETS:
  Cash.............................................    $    87       $    74
  Accounts and other receivables, net..............      2,550         2,235
  Inventories, net.................................     33,948        34,303
  Prepaid expenses and other.......................      1,693         1,876
  Deferred tax assets..............................      2,602         2,321
                                                       -------       -------
    Total current assets...........................     40,880        40,809
                                                       -------       -------
PROPERTY, PLANT AND EQUIPMENT:.....................     46,058        39,550
  Less--Accumulated depreciation and amortization..     12,751        10,005
                                                       -------       -------
  Net property, plant and equipment................     33,307        29,545
                                                       -------       -------
OTHER ASSETS:
  Goodwill, net....................................      8,298         8,550
  Other............................................        672           625
                                                       -------       -------
    Total other assets.............................      8,970         9,175
                                                       -------       -------
                                                       $83,157       $79,529
                                                       =======       =======
       LIABILITIES AND SHAREHOLDERS' EQUITY
       ------------------------------------
CURRENT LIABILITIES:
  Accounts payable.................................    $ 6,055       $ 4,215
  Accrued liabilities..............................      4,480         4,546
  Short-term borrowings............................     15,440        16,956
  Current portion of long-term debt................      2,187         2,085
                                                       -------       -------
    Total current liabilities......................     28,162        27,802
                                                       -------       -------
DEFERRED TAX LIABILITIES...........................      3,099         1,963
LONG-TERM DEBT, net of current portion.............      5,581         7,843
CONVERTIBLE SUBORDINATED DEBENTURES................     10,000        10,000
COMMITMENTS AND CONTINGENCIES......................        --            --
SHAREHOLDERS' EQUITY:
  Preferred stock, authorized 1,000,000 shares;
   none issued and outstanding.....................        --            --
  Common stock, no par value:
   Authorized--40,000,000 shares
   Issued and outstanding--6,547,928 and 6,507,074
    at Dec. 28,1996 and Dec. 30, 1995,
    respectively...................................     32,625        32,100
  Retained earnings (deficit)......................      3,690          (179)
                                                       -------       -------
    Total shareholders' equity.....................     36,315        31,921
                                                       -------       -------
                                                       $83,157       $79,529
                                                       =======       =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                               LESLIE'S POOLMART

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    YEARS ENDED
                                     -----------------------------------------
                                     DEC. 28, 1996 DEC. 30, 1995 DEC. 31, 1994
                                     ------------- ------------- -------------
Net sales...........................   $191,640      $162,456      $141,553
Cost of sales.......................    118,880       102,057        86,084
                                       --------      --------      --------
Gross profit........................     72,760        60,399        55,469
Selling, general and administrative
 expenses...........................     62,358        53,442        45,764
Amortization of acquisition costs...        252           239           242
Loss (gain) on disposition of fixed
 assets.............................        750            27          (106)
                                       --------      --------      --------
Income from operations..............      9,400         6,691         9,569
Interest expense, net...............      2,786         2,708         1,733
                                       --------      --------      --------
Income before taxes.................      6,614         3,983         7,836
Income tax provision................      2,745           576         3,252
                                       --------      --------      --------
Net income..........................   $  3,869      $  3,407      $  4,584
                                       ========      ========      ========
Net income per share................   $    .57      $    .52      $    .70


 The accompanying notes are an integral part of these consolidated statements.

                               LESLIE'S POOLMART

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                        COMMON STOCK
                                     ------------------ RETAINED      TOTAL
                                     NUMBER OF          (DEFICIT) SHAREHOLDERS'
                                      SHARES    AMOUNT  EARNINGS     EQUITY
                                     --------- -------- --------- -------------
Balance, at December 31, 1993....... 5,603,131 $ 21,467  $  (426)   $ 21,041
  Stock dividend....................   283,853    3,447   (3,447)        --
  Issuance of common stock..........     1,650       17      --           17
  Stock options exercised...........   107,101      292      --          292
  Tax benefit from stock options
   exercised........................       --       405      --          405
  Net income........................       --       --     4,584       4,584
                                     --------- --------  -------    --------
Balance, at December 31, 1994....... 5,995,735   25,628      711      26,339
  Stock dividend....................   300,793    4,297   (4,297)        --
  Issuance of common stock..........     2,050       27      --           27
  Stock options exercised...........    82,735      514      --          514
  Exercise of convertible
   securities.......................   125,761    1,383      --        1,383
  Tax benefit from stock options
   exercised........................       --       251      --          251
  Net income........................       --       --     3,407       3,407
                                     --------- --------  -------    --------
Balance, at December 30, 1995....... 6,507,074   32,100     (179)     31,921
  Issuance of common stock..........        50        1      --            1
  Stock options exercised...........    40,804      304      --          304
  Tax benefit from stock options
   exercised........................       --       220      --          220
  Net income........................       --       --     3,869       3,869
                                     --------- --------  -------    --------
Balance, at December 28, 1996....... 6,547,928 $ 32,625  $ 3,690    $ 36,315
                                     ========= ========  =======    ========



 The accompanying notes are an integral part of these consolidated statements.

                               LESLIE'S POOLMART

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     YEARS ENDED
                                      -----------------------------------------
                                      DEC. 28, 1996 DEC. 30, 1995 DEC. 31, 1994
                                      ------------- ------------- -------------
OPERATING ACTIVITIES:
  Net income.........................    $ 3,869      $  3,407       $ 4,584
  Adjustments to reconcile net income
   to net cash provided by (used in)
   operating activities:
  Depreciation and amortization......      4,326         3,374         2,393
  Loss (gain) on disposition of fixed
   assets............................        750            27          (106)
  (Increase) decrease in:
  Accounts and other receivables.....       (315)         (902)         (339)
  Inventories, net...................        355       (10,114)       (6,309)
  Prepaid expenses and other.........        183          (231)         (989)
  Other assets.......................        (47)         (290)          262
  Increase (decrease) in:
  Accounts payable and accrued
   liabilities.......................      1,774         2,121         1,725
  Income taxes.......................      1,075        (1,536)         (680)
                                         -------      --------       -------
  Net cash provided by (used in)
   operating activities..............     11,970        (4,144)          541
                                         -------      --------       -------
INVESTING ACTIVITIES:
  Purchase of property, plant and
   equipment.........................     (8,807)       (9,550)       (7,394)
  Proceeds from dispositions of
   property, plant and equipment.....        221           321           583
                                         -------      --------       -------
  Net cash used in investing
   activities........................     (8,586)       (9,229)       (6,811)
                                         -------      --------       -------
FINANCING ACTIVITIES:
  Net line-of-credit borrowings......     (1,516)        7,435         3,151
  Additions to long-term debt........        --         10,000         4,890
  Payments of long-term debt.........     (2,160)       (4,592)       (2,055)
  Issuance of common stock and stock
   options exercised.................        305           541           292
                                         -------      --------       -------
  Net cash (used in) provided by
   financing activities..............     (3,371)       13,384         6,278
                                         -------      --------       -------
NET INCREASE IN CASH.................         13            11             8
CASH AT BEGINNING OF PERIOD..........         74            63            55
                                         -------      --------       -------
CASH AT END OF PERIOD................    $    87      $     74       $    63
                                         =======      ========       =======


 The accompanying notes are an integral part of these consolidated statements.

                               LESLIE'S POOLMART

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND OPERATIONS

  Leslie's Poolmart (the Company) is a specialty retailer of swimming pool supplies and related products. As of December 28, 1996, the Company marketed its products under the trade name Leslie's Swimming Pool Supplies through 259 retail stores in 27 states and through mail order catalogs sent to selected swimming pool owners nationwide. The Company also repackages certain bulk chemical products for retail sale. The Company's business is highly seasonal as the majority of its sales (79% in 1996 and 1995) and all of its operating profits are generated in the second and third quarters.

  The Company purchased the capital stock of Sandy's Pool Supply, Inc. (Sandy's) effective August 31, 1992. The adjusted purchase price for Sandy's was approximately $1,189,000. The Company paid cash of $730,000 (net of Sandy's cash on hand of approximately $120,000) at August 31, 1992, and in 1993 the Company received a refund of $75,000 upon the settlement of the purchase price. The remainder of the purchase price will be paid in installments through 2002.

2. STOCK DIVIDEND

  In August 1995 and April 1994, 5% stock dividends were declared for shareholders of record as of August 31, 1995 and April 29, 1994, respectively. The fair market value of the stock dividends was transferred from retained earnings to common stock in the accompanying 1995 and 1994 consolidated financial statements. The earnings per share, weighted average number of shares outstanding, and the outstanding options reflect the impact of these stock dividends.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 a. Principles of Consolidation

  The consolidated financial statements of the Company include Leslie's Poolmart and Sandy's Pool Supply, Inc., its wholly-owned subsidiary.

 b. Fiscal Periods

  In January 1995, to be consistent with the reporting practices of many major retailers, the Company changed its fiscal year from a calendar year to a 52- or 53-week year which will end on the Saturday closest to December 31. Each fiscal quarter will have 13 weeks and will close on the Saturday closest to March 31, June 30 and September 30.

 c. Cash

  Line-of-credit borrowings include outstanding checks of $25,000 and excess cash balances of $205,000 at December 28, 1996, and December 30, 1995, respectively.

 d. Accounts and Other Receivables, Net

  Accounts and other receivables include allowances for doubtful accounts of $49,000 and $70,000 at December 28, 1996 and December 30, 1995, respectively.

 e. Inventories

  Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis. The effect of utilizing this method resulted in inventory balances which were $544,000 lower at December 28, 1996, $60,000 lower at December 30, 1995, and $320,000 higher at December 31, 1994, than would have been reported under the first-in, first-out (FIFO) method.

                               LESLIE'S POOLMART

 f. Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Costs of normal maintenance and repairs are charged to expense as incurred.

  Major replacements or improvements of property, plant and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in the statements of income.

  Depreciation and amortization are computed using the straight-line method (considering appropriate salvage values) based on the following estimated average useful lives:

   Buildings and improvements....................................... 15-30 years
   Vehicles, machinery and equipment................................  3-10 years
   Office furniture and equipment...................................  3-10 years
   Leasehold improvements...........................................  4-10 years

 g. Goodwill

  The excess of the acquisition price over the fair value of the net assets at the date of acquisition is included in the accompanying consolidated balance sheets as "Goodwill." Goodwill is being amortized (straight-line) over forty years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable. The balance recorded at December 28, 1996 and December 30, 1995 was net of accumulated amortization of $1,397,000 and $1,145,000, respectively.

 h. Income Taxes

  The Company provides for deferred income taxes relating to timing differences in the recognition of income and expense items (primarily depreciation and amortization) for financial and tax reporting purposes. Also, differences between the tax basis and the financial reporting basis of various assets were created when the Company was acquired in 1988 and when the Company purchased Sandy's in 1992; deferred tax assets and liabilities were provided related to these differences. Deferred taxes at December 28, 1996 and December 30, 1995 include a provision for the differences between tax and financial asset values except that deferred taxes were not provided with respect to amounts allocated to goodwill. As the difference between tax and financial reporting basis changes, appropriate charges/credits are made to the deferred tax account.

 i. Mail Order Catalog Sales

  Revenue on mail order catalog sales is recognized at the time goods are shipped.

 j. Cost of Sales

  Included in cost of sales are the costs of services and purchased goods, direct manufacturing and chemical repackaging costs and non-administrative occupancy costs.

 k. Advertising

  Advertising costs are recognized as the advertising expense is incurred. The net advertising expense incurred was $5,812,000 for the year ended December 28, 1996; $4,344,000 for the year ended December 30, 1995; and $4,223,000 for the year ended December 31, 1994.

                               LESLIE'S POOLMART

 l. Use of Estimates in the Preparation of Consolidated Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 m. Recent Accounting Pronouncements

  The Company adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121) in the first quarter of 1996. The adoption of SFAS 121 did not impact the Company's financial position or its results of operations. In addition, in 1996 the Company adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). The disclosures required by SFAS 123 are presented in Note 12.

 n. Reclassifications

  Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the 1996 presentations.

4. INVENTORIES

  Inventories consist of the following:

                                                       DECEMBER 28, DECEMBER 30,
                                                           1996         1995
                                                       ------------ ------------
   Raw materials and supplies......................... $ 1,659,000  $ 1,433,000
   Finished goods.....................................  32,289,000   32,870,000
                                                       -----------  -----------
                                                       $33,948,000  $34,303,000
                                                       ===========  ===========

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

                                                      DECEMBER 28, DECEMBER 30,
                                                          1996         1995
                                                      ------------ ------------
   Land.............................................. $ 6,578,000  $ 6,734,000
   Buildings and improvements........................   6,868,000    6,716,000
   Equipment.........................................   1,785,000    1,484,000
   Leasehold improvements............................  14,796,000   12,836,000
   Office furniture, equipment and other.............  15,118,000   11,278,000
   Construction-in-process...........................     913,000      502,000
                                                      -----------  -----------
                                                       46,058,000   39,550,000
   Less--Accumulated depreciation and amortization...  12,751,000   10,005,000
                                                      -----------  -----------
                                                      $33,307,000  $29,545,000
                                                      ===========  ===========

6. BANK CREDIT AGREEMENT

  Effective June 30, 1995, the Company entered into a Second Amended and Restated Credit Agreement with Wells Fargo Bank which has three facilities: a Line-of-Credit, a Revolving Term Loan, and a Project financing

                               LESLIE'S POOLMART
facility, which may be drawn to finance specific real estate development projects undertaken in connection with the addition of new retail stores. The Credit Agreement contains certain financial covenants and requires that certain other debts of the Company be subordinated in right of repayment to the lender. As of December 28, 1996 the Company was in compliance with these covenants.

  As of December 28, 1996, the Line-of-Credit's outstanding principal balance was $15,440,000. The Credit Agreement was amended in November 1995, increasing the amount of borrowings allowed under the line-of-credit up to $19,000,000. In early 1996, the line of credit was amended and temporarily expanded (to $22,000,000 through May 15, 1996 and $19,000,000 thereafter) and the term was extended through October 1, 1997. Subsequent to year-end, the Company amended its Credit Agreement to consolidate the existing line of credit facility, the project financing facility, and the revolving term loan into one expanded $38,000,000 line of credit facility. The term of the expanded line of credit facility was extended through February 16, 2000.

  Interest is payable monthly on all borrowings. The amended Line-of-Credit accrues interest at the lender's reference rate (8.25% at December 28, 1996) or at LIBOR plus 1.75%, at the borrower's election.

7. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                      DECEMBER 28, DECEMBER 30,
                                                          1996         1995
                                                      ------------ ------------
   Revolving Loan...................................   $6,000,000   $8,000,000
   Notes payable collateralized by security
    interests in certain assets, with maturities
    from March, 1999 to September, 2002. Interest
    accrues at rates of 6.5% to 8.25%...............      719,000      860,000
   Notes payable collateralized by security interest
    in various properties, due in monthly
    installments with maturities from December 2003
    to December 2009. Interest accrues at the rate
    of 7.625% to 9.125%.............................    1,049,000    1,068,000
                                                       ----------   ----------
                                                        7,768,000    9,928,000
   Less--Current portion............................    2,187,000    2,085,000
                                                       ----------   ----------
                                                       $5,581,000   $7,843,000
                                                       ==========   ==========

  Principal maturities of long-term debt as of December 28, 1996 are as follows:

   1997.............................................................. $2,187,000
   1998..............................................................  4,193,000
   1999..............................................................    124,000
   2000..............................................................    106,000
   2001..............................................................    113,000
   Thereafter........................................................  1,045,000
                                                                      ----------
                                                                      $7,768,000
                                                                      ==========

 Convertible Subordinated Debentures

  On May 25, 1995, the Company completed a private placement of its $10 million 8% convertible subordinated debentures. Interest is payable semi-annually. The debentures have a six-year term, expiring May 15, 2001 and are convertible into the Company's common stock at $20.95 per share. The debentures are unsecured and subordinated to the present and future senior debt of the Company.

                               LESLIE'S POOLMART

 7 1/2% Convertible Notes

  In conjunction with the Company's initial public offering in April, 1991, the Company and one of its former shareholders agreed to terminate the shareholder's covenant not to compete in exchange for $2,767,000 of the Company's 7 1/2% convertible notes. In December, 1993, approximately $1,384,000 of these 7 1/2% convertible notes was repaid. The remaining portion of the 7 1/2% convertible notes was converted to shares of the Company's common stock at a conversion price of $11.00 per share on December 29, 1995.

8. LEASES

  The Company leases certain store, office, distribution and manufacturing facilities under operating leases which expire at various dates through 2007. Lease agreements generally provide for increases related to cost of living indices and require the Company to pay for property taxes, repairs and insurance. Future minimum lease payments at December 28, 1996 are as follows:

   1997............................................................. $13,798,000
   1998.............................................................  11,286,000
   1999.............................................................  10,030,000
   2000.............................................................   7,597,000
   2001.............................................................   5,320,000
   Thereafter.......................................................  10,205,000
                                                                     -----------
                                                                     $58,236,000
                                                                     ===========

  As of March 3, 1997, the Company had entered into operating leases for additional new store sites which have future minimum lease payment requirements of approximately $677,000 in 1997, $1,016,000 in 1998, 1999, and 2000, $976,000 in 2001, and $1,434,000 thereafter.

  Certain leases are renewable at the option of the Company for periods of one to ten years. Rent expense charged against income totaled $16,024,000, $13,397,000, and $10,119,000, in 1996, 1995 and 1994, respectively.

9. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                               1996        1995         1994
                                            ----------  -----------  ----------
   Federal:
     Current............................... $2,386,000  $ 2,263,000  $3,074,000
     Deferred..............................   (222,000)  (1,750,000)   (567,000)
                                            ----------  -----------  ----------
                                             2,164,000      513,000   2,507,000
                                            ----------  -----------  ----------
   State:
     Current...............................    641,000      610,000     858,000
     Deferred..............................    (60,000)    (547,000)   (113,000)
                                            ----------  -----------  ----------
                                               581,000       63,000     745,000
                                            ----------  -----------  ----------
                                            $2,745,000  $   576,000  $3,252,000
                                            ==========  ===========  ==========

                               LESLIE'S POOLMART

  A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows:

                                                1996       1995         1994
                                             ---------- -----------  ----------
   Federal income tax at statutory rate..... $2,248,000 $ 1,354,000  $2,664,000
   Reversal of tax reserves no longer
    needed..................................        --   (1,100,000)        --
   Effect of differences created by
    acquisition accounting including
    amortization of differences between fair
    values assigned in purchase accounting
    and historical tax values...............    146,000      96,000      96,000
   State taxes, net of federal benefit......    351,000     226,000     492,000
                                             ---------- -----------  ----------
                                             $2,745,000 $   576,000  $3,252,000
                                             ========== ===========  ==========

  The tax effect of temporary differences which give rise to significant portions of the deferred tax liability are summarized below.

                                       1996                      1995
                             ------------------------- -------------------------
                             DEFERRED TAX DEFERRED TAX DEFERRED TAX DEFERRED TAX
                                ASSETS    LIABILITIES     ASSETS    LIABILITIES
                             ------------ ------------ ------------ ------------
   Property, plant and
    equipment differences..   $      --   $ 1,857,000   $      --    $  941,000
   State income taxes......      197,000          --       207,000          --
   Inventory overhead
    differences............    1,942,000          --     1,834,000          --
   Difference in timing of
    certain deductions.....      463,000    1,242,000      280,000    1,022,000
                              ----------  -----------   ----------   ----------
                              $2,602,000  $ 3,099,000   $2,321,000   $1,963,000
                              ==========  ===========   ==========   ==========

  The Company has net operating losses (NOL) available for offset against future tax liabilities at December 28, 1996 of $7,452,000, extending through 2007, limited to approximately $83,000 per year. As this NOL is utilized, such amounts will reduce goodwill.

10. CONTINGENCIES

  The Company is a defendant in lawsuits or potential claims encountered in the normal course of business, such matters are being vigorously defended. In the opinion of management, the resolutions of these matters will not have a material effect on the Company's financial position or results of operations.

  The Company's general liability insurance program and employee group medical plan have self-insurance retention features of $100,000 and $75,000 per incident, respectively. The Company's liability is limited to $600,000 per year for the general liability program.

11. 401(K) PLAN

  The Company provides for the benefit of its employees a voluntary retirement plan under Section 401(k) of the Internal Revenue Code. During 1996, the plan covered all eligible employees and provided for a matching contribution by the Company of 50% of each participant's contribution up to 4% of the individual's compensation as defined. The expenses related to this program were $263,000, $212,000, and $199,000 for 1996, 1995 and 1994, respectively.

                               LESLIE'S POOLMART

12. STOCK BASED COMPENSATION PLANS

  The Company has granted stock options to various employees and directors. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized.

  Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the following proforma amounts:

                                                              1996       1995
                                                           ---------- ----------
   Net income
     As Reported.......................................... $3,869,000 $3,407,000
     Pro forma............................................ $3,490,000 $3,362,000
   Primary EPS
     As Reported.......................................... $     0.57 $     0.52
     Pro forma............................................ $     0.50 $     0.51

  Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: risk free interest rates of 5.8% and 6.5%, respectively; expected volatility of 49% and 50%, respectively; weighted average fair value of options of $7.55 and $7.88 in 1996 and 1995, respectively; expected lives of 7 years for both years and no expected dividend yield for either year.

  In June 1990, the Company adopted a stock option plan which provided for the issuance of up to 165,375 common shares at an option price equal to at least 100 percent (incentive options) or at least 85 percent (nonqualified options) of the fair value of the common stock at the date of grant. In May 1993, May 1994 and May 1996, the shareholders approved the reservation of an additional 165,375 shares, 330,750 shares and 600,000 shares, respectively, for options issuable under the 1990 plan. Options granted vest ratably over a three-year period, and all expire after 10 years.

  In March 1992, the Board of Directors adopted the 1992 Directors' Stock Option Plan (which was approved by the shareholders in May 1992) which provides for the issuance to non-employee directors of up to 110,250 common shares at an option price equal to 100 percent of fair market value of the common stock at the date of grant. Options are granted pursuant to a formula under which such directors and the Company's Chairman receive an option to purchase 5,513 shares of stock upon becoming an eligible director and 3,308 shares on the first business day of each succeeding year on which such person is an eligible director.

                                  1996              1995              1994
                            ----------------- ----------------- ------------------
                                     WTD AVG           WTD AVG            WTD AVG
                            SHARES   EX PRICE SHARES   EX PRICE  SHARES   EX PRICE
                            -------  -------- -------  -------- --------  --------
   Outstanding at beg. of
    year................... 833,166   $ 7.58  859,947   $ 7.06   782,696   $ 5.08
   Granted................. 208,168    12.92   71,332    13.02   201,497    12.16
   Exercised............... (40,804)   (7.44) (83,640)   (6.15) (116,342)   (2.51)
   Cancelled............... (28,463)  (11.68) (14,473)  (11.61)   (7,904)   (7.66)
                            -------   ------  -------   ------  --------   ------
   Outstanding at end of
    year................... 972,067     8.62  833,166     7.58   859,947     7.06
                            -------   ------  -------   ------  --------   ------
   Exercisable at end of
    year................... 709,074   $ 9.94  565,431   $ 9.00   444,982   $ 8.74

                               LESLIE'S POOLMART

  The following table summarizes information about all stock options outstanding as of December 28, 1996:

                                OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                          -------------------------------- --------------------
                                       WEIGHTED
                                        AVERAGE   WEIGHTED             WEIGHTED
                                       REMAINING  AVERAGE              AVERAGE
   RANGE OF                 NUMBER    CONTRACTUAL EXERCISE   NUMBER    EXERCISE
   EXERCISE PRICE         OUTSTANDING    LIFE      PRICE   EXERCISABLE  PRICE
   --------------         ----------- ----------- -------- ----------- --------
   Less than $1.00.......   135,536    2.6 years   $ 0.64    135,536    $ 0.64
   $5.00 to $7.99........   361,805    6.2 years     6.80    355,924      6.82
   $8.00 to $10.99.......    89,484    7.4 years     9.20     57,229      8.49
   $11.00 to $14.00......   385,242    8.6 years    13.00    160,385     12.86
                            -------    ---------   ------    -------    ------
                            972,067    6.8 years   $ 8.62    709,074    $ 7.14
                            -------    ---------   ------    -------    ------

  During 1996, 40,804 options were exercised at exercise prices ranging between $5.44 and $12.62.

  In December 1990, the Company adopted a stock bonus plan which provides for the issuance of 20,000 shares of common stock at the fair market value at the date of grant to employees in consideration for services rendered. At December 28, 1996, 12,348 shares of common stock had been issued pursuant to this plan.

13. CALCULATION OF PER SHARE AMOUNTS

  Net income per share amounts are computed based on the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options, which are considered common stock equivalents. The weighted average number of shares outstanding was 6,789,664; 6,614,497 and 6,515,558 for 1996, 1995 and 1994, respectively.

14. PREFERRED STOCK

  The rights, preferences and privileges of the preferred stock authorized in the Company's Articles of Incorporation are to be determined by the Board of Directors and do not require shareholder approval. No preferred stock is currently outstanding.

15. SUPPLEMENTAL CASH FLOW DISCLOSURES

  The Company paid interest charges of $2,835,000, $2,419,000 and $1,538,000, in 1996, 1995, and 1994, respectively. The Company paid income taxes of $2,425,000, $2,086,000, and $4,041,000, in 1996, 1995 and 1994, respectively.

16. PROPOSED REINCORPORATION AND MERGER

  On February 26, 1997, the Company's Board of Directors approved an Agreement of Merger providing for the reincorporation of the Company in Delaware by merger into a wholly-owned Delaware subsidiary, and an Agreement and Plan of Merger providing for the merger of Poolmart USA Inc., a newly-formed corporation, with and into the Company. Following consummation of the reincorporation and upon effectiveness of the latter merger, (i) each outstanding share of common stock of the Company would be converted into $14.50 cash (other than 359,505 shares owned primarily by members of management, including Michael Fourticq, the Chairman of the Company, and Brian McDermott, the President and CEO of the Company and other than shares as to which the holders perfect dissenters' rights) and (ii) outstanding options covering approximately 846,000 shares of

                               LESLIE'S POOLMART
common stock, including those not yet vested, would be cancelled for payment of the difference between the exercise price and $14.50 per share. The total value of the shares and options at the transaction price of $14.50 approximates $101 million. The proposed mergers are subject to various conditions, including financing and approval by the Company's shareholders. The shareholders are expected to vote on the mergers during the second quarter of 1997.

                               LESLIE'S POOLMART

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                             MARCH 29,  DEC. 28,
                                                               1997       1996
                                                             ---------  --------
                           ASSETS
                           ------
CURRENT ASSETS:
  Cash...................................................... $    133   $    87
  Accounts and other receivables, net.......................    2,900     2,550
  Inventories, net..........................................   56,552    33,948
  Prepaid expenses and other................................    2,650     1,693
  Deferred tax assets.......................................    2,602     2,602
  Deferred income tax charge................................    4,326       --
                                                             --------   -------
    Total current assets....................................   69,163    40,880
                                                             --------   -------
PROPERTY, PLANT AND EQUIPMENT, NET:.........................   35,557    33,307
GOODWILL, NET...............................................    8,235     8,298
OTHER ASSETS................................................      701       672
                                                             --------   -------
                                                             $113,656   $83,157
                                                             ========   =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
CURRENT LIABILITIES:
  Accounts payable.......................................... $ 36,554   $ 6,055
  Accrued liabilities.......................................    5,651     4,480
  Short-term borrowings.....................................      --     15,440
  Current portion of long-term debt.........................      131     2,187
                                                             --------   -------
    Total current liabilities...............................   42,336    28,162
                                                             --------   -------
DEFERRED TAX LIABILITIES....................................    3,099     3,099
LONG-TERM DEBT, net of current portion......................   27,986     5,581
CONVERTIBLE SUBORDINATED DEBENTURES.........................   10,000    10,000
SHAREHOLDERS' EQUITY:
  Common stock..............................................   32,646    32,625
  Retained (deficit) earnings ..............................   (2,411)    3,690
                                                             --------   -------
    Total shareholders' equity..............................   30,235    36,315
                                                             --------   -------
                                                             $113,656   $83,157
                                                             ========   =======

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

                               LESLIE'S POOLMART

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    THREE MONTHS ENDED
                                             -----------------------------
                                             MARCH 29, 1997 MARCH 30, 1996
                                             -------------- --------------
Sales.......................................    $ 23,816       $18,064
Cost of sales...............................      18,254        13,806
                                                --------       -------
Gross profit................................       5,562         4,258
Selling, general and administrative
 expenses...................................      15,126        12,804
Amortization of acquisition costs...........          64            64
                                                --------       -------
Loss from operations........................      (9,628)       (8,610)
Interest expense............................         799           834
                                                --------       -------
Income before tax benefit...................     (10,427)       (9,444)
Income tax benefit..........................       4,326         3,919
                                                --------       -------
Net loss....................................    $ (6,101)      $(5,525)
                                                ========       =======
Net loss per share of common stock..........    $   (.90)      $  (.82)
Weighted average number of shares of common
 stock outstanding and common stock
 equivalents................................       6,789         6,769


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                               LESLIE'S POOLMART

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                     THREE MONTHS ENDED
                                              -----------------------------
                                              MARCH 29, 1997 MARCH 28, 1996
                                              -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................    $(6,101)       $(5,525)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
  Depreciation and amortization..............      1,314          1,057
  Loss on disposition of fixed assets........         71            --
  Income tax benefit.........................     (4,326)        (3,919)
  Net change in receivables, inventory and
   payables..................................      8,716          4,627
  Other, net.................................       (987)          (324)
                                                 -------        -------
  Net cash used in operating activities......     (1,313)        (4,084)
                                                 -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment..     (4,739)        (2,393)
  Proceeds from dispositions of property,
   plant and equipment.......................      1,168            --
                                                 -------        -------
  Net cash used in investing activities......     (3,571)        (2,393)
                                                 -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net line-of-credit borrowings..............      4,929          6,412
  Payments of long-term debt.................        (20)           --
  Proceeds from issuance of common stock and
   stock options exercised...................         21             73
                                                 -------        -------
  Net cash provided by financing activities..      4,930          6,485
                                                 -------        -------
NET INCREASE IN CASH.........................         46              8
CASH AT BEGINNING OF PERIOD..................         87             74
                                                 -------        -------
CASH AT END OF PERIOD........................    $   133        $    82
                                                 =======        =======


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                               LESLIE'S POOLMART

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRESENTATION OF FINANCIAL INFORMATION

  The financial statements included herein have been prepared by Leslie's Poolmart (the "Company"), without audit, and include all adjustments of a normal recurring nature which are, in the opinion of management, necessary for a fair presentation of the results of operations for the three month periods ended March 29, 1997 and March 30, 1996 pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures in these financial statements are adequate to make the information presented not misleading.

  The following material under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" is written with the presumption that the users of the interim financial statements have read or have access to the Company's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 1997. This document contains the latest audited financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 28, 1996 and for the year then ended. The results of operations for the three months ended March 29, 1997 and March 30, 1996 are not indicative of the results for a full year.

2. ORGANIZATION AND OPERATIONS

  Leslie's Poolmart is a specialty retailer of swimming pool supplies and related products. The Company currently markets its products under the trade name Leslie's Swimming Pool Supplies through 278 retail stores in 27 states and through mail order catalogs sent to selected swimming pool owners. The Company also repackages certain bulk chemical products for retail sale. The Company's business is highly seasonal as the majority of its sales (79% in 1996 and 1995) and all of its operating profits are generated in the second and third quarters.

3. INVENTORIES

  Inventories consist of the following:

                                                         MARCH 29,   MARCH 30,
                                                           1997        1996
                                                        ----------- -----------
     Raw materials and supplies........................ $ 2,007,000 $ 3,120,000
     Finished goods....................................  54,545,000  51,610,000
                                                        ----------- -----------
     Total Inventories................................. $56,552,000 $54,730,000
                                                        =========== ===========

4. RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1997, the FASB issued SFAS No. 128, "Earnings per Share" (SFAS 128) and SFAS No. 129, "Disclosure of Information about Capital Structure" (SFAS
129). SFAS 128 revises and simplifies the computation for earnings per share and requires certain additional disclosures. SFAS 129 requires additional disclosures regarding the Company's capital structure. Both standards will be adopted in the fourth quarter of fiscal 1997. Management does not expect the adoption of these standards to have a material effect on the Company's financial position or results of operations.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPEOPLE OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors ............................................................   8
The Transactions ........................................................  12
The Exchange Offer ......................................................  12
Capitalization ..........................................................  20
Unaudited Pro Forma Consolidated Financial Statements ...................  21
Selected Historical Consolidated Financial Data .........................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  29
Business ................................................................  35
Management ..............................................................  43
Security Ownership of Certain Beneficial Owners and Management ..........  47
Certain Relationships and Related Transactions...........................  49
Description of Financing Transactions ...................................  51
Description of Notes ....................................................  53
Book Entry; Delivery and Form ...........................................  74
Federal Income Tax Considerations........................................  75
Plan of Distribution.....................................................  75
Legal Matters ...........................................................  76
Experts .................................................................  76
Available Information....................................................  76
Index to Financial Statements ........................................... F-1

                               ----------------

 UNTIL       , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                         ----------------------------

                                  PROSPECTUS

                         ----------------------------


                                  $90,000,000

                                     LOGO

                            LESLIE'S POOLMART, INC.




                               OFFER TO EXCHANGE
                         10 3/8% SENIOR NOTES DUE 2004
                          FOR ANY AND ALL OUTSTANDING
                         10 3/8% SENIOR NOTES DUE 2004


                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses in connection with the Exchange Offer are as follows:

EXPENSE                                                                 AMOUNT
-------                                                                 -------
The Commission's Registration Fee...................................... $27,273
Printing Expenses......................................................
Legal Fees and Expenses................................................  25,000
Accounting Fees and Expenses...........................................  20,000
Exchange Agent Fees....................................................
Miscellaneous Expenses.................................................
Total.................................................................. $
                                                                        -------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  The Certificate of Incorporation of the Company eliminates the liability of the Company's directors for monetary damages arising from a breach of their fiduciary duties to the Company and its stockholders, to the extent permitted by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law. The Company has entered into indemnification agreements with its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. Such agreements require the Company, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful; (ii) to advance the expenses actually and reasonable incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified; and (iii) to obtain directors' and officers' insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On June 11, 1997 the Company reincorporated in the State of Delaware through a statutory merger with its parent company, Leslie's Poolmart. Each outstanding share of Common Stock of Leslie's Poolmart was converted automatically into shares of the Company's Common Stock. This transaction was exempt from the registration provisions of Section 5 of the Securities Act pursuant to Rule 145(a)(c). Immediately thereafter, Poolmart USA Inc. merged into the Company. The two mergers are collectively referred to as the "Mergers."

  In connection with the Mergers the following transactions were effectuated:
(i) the Company issued 83,599 non-qualified ten-year stock options to management, (ii) Robert D. Olsen and Cynthia G. Watts purchased 16,966 and 2,000 shares, respectively of the Company's Common Stock, (iii) Occidental Petroleum Corporation purchased 252,996 warrants to purchase 252,996 shares of Common Stock, (iv) Occidental Petroleum Corporation purchased 28,000 shares of Series A Preferred Stock for $18.0 million cash and the exchange of $10.0 million principal amount of Convertible Subordinated Debentures of Leslie's Poolmart held by Occidental Petroleum Corporation. The Company believes that the securities issued in each of these transactions were issued in a private offering in accordance with Section 4(2) of the Securities Act or, in the case of the non-qualified stock options, are exempt from registration under Section 3(a)(9) of the Securities Act.

  On June 6, 1997, the Company sold an aggregate of $90 million principal amount of Senior Notes to BT Securities Corporation (the "Initial Purchaser"). The Company believes this offering was exempt from registration under Section 4(2) of the Securities Act. The Initial Purchaser resold an aggregate of $90 million principal amount of Old Notes to Qualified Institutional Investors (within the meaning of Rule 144A under the Securities Act ("Rule 144A")) in transactions meeting the requirements of Rule 144A.

ITEM 16. EXHIBITS.

  (a) Exhibits.

 EXHIBIT                               DESCRIPTION
 -------                               -----------
  3.1    Amended and Restated Certificate of Incorporation of the Company
  3.2    Certificate of Merger of Leslie's Poolmart into the Company
  3.3    Certificate of Merger of Poolmart USA Inc. into the Company
  3.4    Certificate of Designation, Preferences and Rights of Exchangeable
         Cumulative Redeemable Preferred Stock, Series A
  3.5    Bylaws of the Company
  4.1    Indenture dated as of June 11, 1997 between the Company and U.S. Trust
         Company of California, N.A.*
  5.1    Opinion of Gibson, Dunn & Crutcher LLP as to the enforceability of the notes offered hereby*
  8.1    Opinion of Gibson, Dunn & Crutcher LLP as to tax consequences*
 10.1    Credit Agreement dated June 11, 1997 among the Company, Wells Fargo
         Bank, N.A. and the financial institutions signatory thereto, including
         Security Agreement, Stock Pledge Agreement and Guarantees of
         subsidiaries*
 10.2    Preferred Stock and Warrant Purchase Agreement dated as of June 11,
         1997 between the Company and Occidental Petroleum Corporation
 10.3    Warrant dated June 11, 1997 for the purchase of shares of Common Stock of the Company issued to Occidental Petroleum Corporation
 10.4    Stockholders Agreement and Subscription Agreement dated as of June 11,
         1997 among the Company and Green Equity Investors II, LLP, Richard H.
         Hillman, Michael J. Forticq, Greg Fourticq, Brian P. McDermott, the
         Trustees of the McDermott Family Trust, Occidental Petroleum
         Corporation and the Stockholders identified on the signature pages thereto.
 10.5    NQ Option Plan*
 10.6    ISO Option Plan*
 10.7    Lease for Dallas Distribution Center*
 10.8    Lease for Ontario Distribution Center*
 10.9    Lease for Bridgeport Distribution Center*
 10.10   Form of Director's and Officer's Indemnification Agreement dated as of
         June 11, 1997 between the Company and certain members of management
 10.11   Management Agreement dated as of June 11, 1997 between the Company and
         Leonard Green & Partners, L.P.
 10.12   Noncompetition Agreement, dated August 31, 1992, among Sandy's Pool
         Supply, Inc., Leslie's Poolmart, and Philip Leslie*
 10.13   Noncompetition Agreement, dated August 31, 1992, among Sandy's Pool
         Supply, Inc., Leslie's Poolmart, and Sander Bass*

 EXHIBIT                               DESCRIPTION
 -------                               -----------
 10.14   Purchase Agreement dated June 6, 1997 between the Company and BT
         Securities Corporation*
 10.15   Registration Rights Agreement dated as of June 11, 1997 by and between the Company and BT Securities Corporation*
 11.1    Computation of ratio of earnings to fixed charges
 23.1    Consent of Independent Public Accountants
 23.2    Consent of Gibson Dunn & Crutcher LLP (included in Exhibit 5.1)*
 24.1    Power of Attorney (included on page II-4)
 25.1    Form T-1: Statement of Eligibility of Trustee*
 27.1    Financial Data Schedule
 99.1    Letter[s] of Transmittal*

--------
 * To be filed by Amendment.

ITEM 17. UNDERTAKINGS.

  [This Item intentionally left blank].

                       SIGNATURES AND POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA ON THIS 27TH DAY OF JUNE 1997.

                                          LESLIE'S POOLMART, INC.

                                          By:    /s/ Brian P. McDermott
                                            ___________________________________
                                                    Brian P. McDermott
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Brian P. McDermott and Robert D. Olsen, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or their substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED.

                NAME                             TITLE                    DATE
                ----                             -----                    ----

     /s/ Michael J. Fourticq         Director                        June 27, 1997
____________________________________
        Michael J. Fourticq

     /s/ Brian P. McDermott          President, Chief Executive      June 27, 1997
____________________________________  Officer and Director
         Brian P.McDermott            [Principal Executive
                                      Officer]

       /s/ Robert D. Olsen           Executive Vice President and    June 27, 1997
____________________________________  Chief Financial Officer
          Robert S. Olsen             [Principal Financial and
                                      Accounting Officer]

      /s/ Gregory J. Annick          Director                        June 27, 1997
____________________________________
         Gregory J. Annick

       /s/ John G. Danhakl           Director                        June 27, 1997
____________________________________
          John G. Danhakl

    /s/ Dr. Dale R. Laurance         Director                        June 27, 1997
____________________________________
        Dr. Dale R. Laurance

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and
Shareholders of Leslie's Poolmart:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Leslie's Poolmart and subsidiary included in this Form 10-K and have issued our report thereon dated March 6, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                       /s/ Arthur Andersen LLP

                                       ARTHUR ANDERSEN LLP



Los Angeles, California
March 6, 1997

                               LESLIE'S POOLMART
                 SCHEDULE - VALUATION AND QUALIFYING ACCOUNTS

                                                                                     Balance
                                             Balance at  Charged to                  at end
                                             beginning   costs and                     of
                                             of period   expenses     Deductions     Period
                                            ----------   ----------   ----------   ----------
Year ended December 31, 1994:
  Accumulated amortization of goodwill...   $  667,000    $239,000       $---      $  906,000
  Accumulated amortization of deferred
    loan costs...........................   $   14,000    $ 41,000       $---      $   55,000

Year ended December 30, 1995:
  Accumulated amortization of goodwill...   $  906,000    $239,000       $---      $1,145,000
  Accumulated amortization of deferred
    loan costs...........................   $   55,000    $ 51,000       $---      $  106,000

Year ended December 28, 1996:
  Accumulated amortization of goodwill...   $1,145,000    $252,000       $___      $1,397,000
  Accumulated amortization of deferred
    loan costs...........................   $  106,000    $ 55,000       $___      $  161,000

                                      S-2